ajm Deloitte.

Dejour Energy (Alberta) Ltd.

Reserve estimation and
economic evaluation

Executive summary

Effective date: December 31, 2011

Fifth Avenue Place
600, 425 – 1 Street SW
Calgary AB T2P 3L8
Canada

Tel: 403-648-3200
Fax: 403-265-0862
www.deloitte.ca

March 23, 2012

Dejour Energy (Alberta) Ltd.
2600, 144 – 4th Avenue SW
Calgary, Alberta
T2P 3N4

Attention: Mr. Harrison (Hal) Blacker

RE: Dejour Energy (Alberta) Ltd.
Reserve estimation and economic evaluation

At your request and authorization, Deloitte & Touche LLP ("AJM Deloitte") has prepared an independent evaluation of certain oil and gas assets of Dejour Energy (Alberta) Ltd. ("Dejour"), effective December 31, 2011.

This report has been prepared for the exclusive use of Dejour Energy (Alberta) Ltd. for corporate reporting purposes and no part thereof shall be reproduced, distributed or made available to any other person, company, regulatory body or organization pursuant to Part 5 Section 5.7 of NI 51-101. AJM Deloitte hereby gives its consent to the use of its name and to the said estimates pursuant to Part 5 Section 5.7 Item (2) of NI 51-101.

Pursuant to Part 2 Item 2.1 and 2.2 of Form NI 51-101F1, this report documents the results of the evaluation with the following tables summarizing the total corporate reserves and value: All values are in Canadian dollars unless specified.

- Table 1 – summary of total corporate reserves and value using forecast prices and costs;
- Table 2 – reserves reconciliation.

AJM Deloitte was provided the following Canadian tax pools from Dejour Energy (Alberta) Ltd. effective December 31, 2011.

	$ Thousands	Depreciation Rate, %
COGPE	$29.00	10
CDE	$2,390.00	30
CEE	$11,032.00	100
UCC/CCA Class 41	$7,171.00	25
Total	$20,622.00	

Per NI 51-101 corporate general and administrative expenses and financing costs are not deducted.

The oil and gas reserves calculations and income projections, upon which this report is based, were estimated in accordance with the Canadian Oil and Gas Evaluation Handbook (COGEH) and National Instrument 51-101 (NI 51-101). The Evaluation Procedure section included in this report details the reserves definitions, price and market demand forecasts and general procedure used by AJM Deloitte in its determination of this evaluation. The extent and character of ownership and all factual data supplied by Dejour Energy (Alberta) Ltd. were accepted as presented (see Representation Letter attached within).

This report contains forward looking statements including expectations of future production and capital expenditures. Information concerning reserves may also be deemed to be forward looking as estimates imply that the reserves described can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include, but are not limited to: the underlying risks of the oil and gas industry (i.e. operational risks in development, exploration and production; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, political and environmental factors), and commodity price and exchange rate fluctuation. Present values for various discount rates documented in this report may not necessarily represent fair market value of the reserves.

A Boe conversion ratio of 6 Mcf: 1 barrel has been used within this report. This conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

No value has been assigned in this evaluation for non-reserve lands.

AJM Deloitte is pleased to present its independent reserves evaluation report for Dejour Energy (Alberta) Ltd., effective December 31, 2011 in satisfaction of Part 2 Section 2.1 Item 2 of NI 51-101 and Form 51-101 F2, without reservation.

Yours truly,

Original signed by: "Robin G. Bertram"

Robin G. Bertram, P. Eng.
Associate Partner
Deloitte & Touche LLP

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Table 1
Dejour Energy (Alberta) Ltd.
DETAILED ECONOMIC SUMMARY
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Effective December 31, 2011 Canada

		PDP	PDNP	PUD	TP	PB	P+P
Light and Medium Oil	**Mbbl**						
Ultimate Remaining		544.0	0.0	0.0	544.0	320.0	864.0
WI Before Royalty		408.0	0.0	0.0	408.0	240.0	648.0
WI After Royalty		327.4	0.0	0.0	327.4	188.7	516.1
Royalty Interest		0.0	0.0	0.0	0.0	0.0	0.0
Total Net		327.4	0.0	0.0	327.4	188.7	516.1
Total Oil	**Mbbl**						
Ultimate Remaining		544.0	0.0	0.0	544.0	320.0	864.0
WI Before Royalty		408.0	0.0	0.0	408.0	240.0	648.0
WI After Royalty		327.4	0.0	0.0	327.4	188.7	516.1
Royalty Interest		0.0	0.0	0.0	0.0	0.0	0.0
Total Net		327.4	0.0	0.0	327.4	188.7	516.1
Sales Gas	**MMcf**						
Ultimate Remaining		1,397.7	248.6	0.0	1,646.3	584.3	2,230.6
WI Before Royalty		1,022.8	74.6	0.0	1,097.4	405.8	1,503.2
WI After Royalty		718.1	59.9	0.0	778.1	283.2	1,061.3
Royalty Interest		0.0	0.0	0.0	0.0	0.0	0.0
Total Net		718.1	59.9	0.0	778.1	283.2	1,061.3
NGLs	**Mbbl**						
Ultimate Remaining		3.7	8.5	0.0	12.2	3.0	15.2
WI Before Royalty		2.7	2.6	0.0	5.3	1.5	6.8
WI After Royalty		2.0	1.6	0.0	3.7	1.0	4.7
Royalty Interest		0.0	0.0	0.0	0.0	0.0	0.0
Total Net		2.0	1.6	0.0	3.7	1.0	4.7
MBOE	**Mboe**						
Ultimate Remaining		780.7	49.9	0.0	830.6	420.4	1,251.0
WI Before Royalty		581.2	15.0	0.0	596.2	309.2	905.3
WI After Royalty		449.1	11.6	0.0	460.8	236.9	697.7
Royalty Interest		0.0	0.0	0.0	0.0	0.0	0.0
Total Net		449.1	11.6	0.0	460.8	236.9	697.7
Net Present Values - BTAX	**M$**						
Undiscounted		21,639.4	193.5	0.0	21,832.9	14,370.0	36,202.9
Discounted at 5%		20,678.8	157.5	0.0	20,836.3	13,086.8	33,923.2
Discounted at 10%		19,807.7	129.0	0.0	19,936.7	12,031.3	31,968.0
Discounted at 15%		19,019.5	106.1	0.0	19,125.5	11,152.0	30,277.6
Discounted at 20%		18,305.8	87.5	0.0	18,393.3	10,410.4	28,803.7

Light & Medium Oil includes Shale Oil. Heavy Oil includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

TABLE 2
Dejour Energy (Alberta) Ltd.
RESERVES RECONCILIATION SUMMARY
Working Interest

Effective December 31, 2011
Opening: AJM December 31, 2010 Forecast Pricing / GLJ December 31
Closing: AJM Deloitte December 31, 2011 Forecast Pricing

	Proved Developed Producing						Total Proved						Probable						Proved + Probable					
	Light & Medium Oil	Heavy Oil	Assoc & Non Assoc Gas	Coalbed Methane	NGL	BOE	Light & Medium Oil	Heavy Oil	Assoc & Non Assoc Gas	Coalbed Methane	NGL	BOE	Light & Medium Oil	Heavy Oil	Assoc & Non Assoc Gas	Coalbed Methane	NGL	BOE	Light & Medium Oil	Heavy Oil	Assoc & Non Assoc Gas	Coalbed Methane	NGL	BOE
	Mstb	Mstb	MMcf	MMcf	Mstb	Mboe	Mstb	Mstb	MMcf	MMcf	Mstb	Mboe	Mstb	Mstb	MMcf	MMcf	Mstb	Mboe	Mstb	Mstb	MMcf	MMcf	Mstb	Mboe
Opening Balance	216.0	0.0	1,125.0	0.0	6.0	409.5	216.0	0.0	1,125.0	0.0	6.0	409.5	184.0	0.0	902.0	0.0	8.0	342.3	400.0	0.0	2,027.0	0.0	15.0	752.8
Production	-80.0	0.0	-505.7	0.0	-1.2	-165.5	-80.0	0.0	-505.7	0.0	-1.2	-165.5	-80.0	0.0	-505.7	0.0	-1.2	-165.5	-80.0	0.0	-505.7	0.0	-1.2	-165.5
Technical Revisions																								
Technical Revisions	272.0	0.0	403.5	0.0	-2.1	337.1	272.0	0.0	478.1	0.0	0.5	352.1	138.0	0.0	9.5	0.0	-6.3	132.3	328.0	0.0	-18.1	0.0	-7.0	318.0
Working Interest Errors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Facility Changes	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Abandonment	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Revisions Other	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Eval Date Rollover	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Logical Entity Change	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
System Admin	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Software Upgrade	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Extensions & Improved Recovery																								
Drilling Extensions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Improved Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Recompletion Workover	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Category Transfer	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Enhanced Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Exploration Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Acquisition	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dispositions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Economic Factors																								
Economic Factors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
NI 51-101 Regulations	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Infill Drilling	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Closing Balance	408.0	0.0	1,022.8	0.0	2.7	581.2	408.0	0.0	1,097.4	0.0	5.3	596.2	240.0	0.0	405.8	0.0	1.5	309.2	648.0	0.0	1,503.2	0.0	6.8	905.3

Light and Medium Oil contains Shale Oil, Heavy includes Bitumen and Ultra Heavy, Assoc and Non-Assoc Gas includes Shale Gas and Gas Hydrate.

ajm Deloitte.

Independent petroleum consultants consent

The undersigned firm of Independent Qualified Reserves Evaluators and Auditors of Calgary, Alberta, Canada has prepared an independent evaluation of reserves and future net revenues derived therefrom, of the Petroleum and Natural Gas assets of the interests of Dejour Energy (Alberta) Ltd. according to the Canadian Oil and Gas Evaluation Handbook. If required, these reserves and future net revenues were estimated using forecast prices and costs (before and after income taxes) according to the requirements of National Instrument 51-101 (NI 51-101). The effective date of this evaluation is December 31, 2011.

In the course of the evaluation, Dejour Energy (Alberta) Ltd. provided AJM Deloitte personnel with basic information which included land, well and accounting (product prices and operating costs) information; reservoir and geological studies, estimates of on-stream dates for certain properties, contract information, budget forecasts and financial data. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from AJM Deloitte non confidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted.

A "Representation Letter" dated March 21, 2012 and signed by two Directors was received from Dejour Energy (Alberta) Ltd. prior to the finalization of this report. This letter specifically addressed the accuracy, completeness and materiality of all the data and information that was supplied to us during the course of our evaluation of Dejour Energy (Alberta) Ltd.'s reserves and net present values. This letter is included within.

A field inspection and environmental/safety assessment of the properties was beyond the scope of the engagement of AJM Deloitte and none was carried out. The "Representation Letter" received from Dejour Energy (Alberta) Ltd. provided assurance that no additional information necessary for the completion of our assignment would have been obtained by a field inspection.

The accuracy of any reserve and production estimates is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates presented herein are considered reasonable, and adhere to the COGE Handbook and NI 51-101 (as applicable), the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, current exchange rates, inflation, market demand and government policy which are subject to uncertainties and may in future differ materially from the forecasts herein. Present values of future net revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE

Deloitte
Permit Number: P-11444

The Association of Professional Engineers,
Geologists and Geophysicists of Alberta

ajm Deloitte.

Certificate of qualification

I, R. G. Bertram, a Professional Engineer, of the 6th Floor, 425 – 1st Street S.W., Calgary, Alberta, Canada hereby certify that:

1. I am an associate partner of Deloitte & Touche LLP ("AJM Deloitte"), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2. I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3. I attended the University of Alberta and graduated with a Bachelor of Science Degree in Petroleum Engineering in 1985; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of twenty six years of engineering experience.

4. I am a Qualified Reserves Auditor as defined in the Canadian Oil and Gas Evaluation Handbook, Volume 1, Section 3.2.

5. A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: "R. G. Bertram"
R. G. Bertram, P. Eng.

March 16, 2012
Date

Certificate of qualification

I, L. Kis a Professional Engineer, of the 6th Floor, 425 – 1st Street S.W., Calgary, Alberta, Canada hereby certify that:

1. I am an employee of Deloitte & Touche LLP ("AJM Deloitte"), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2. I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3. I attended the University of Wales and graduated with a Bachelor of Science in Applied Science in 1972; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of twenty eight years of engineering experience.

4. I am a Qualified Reserves Auditor as defined in the Canadian Oil and Gas Evaluation Handbook, Volume 1, Section 3.2.

5. A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: "L. Kis"
L. Kis, P. Eng.

March 16, 2012
Date

ajm Deloitte.

Certificate of qualification

I, L. G. Mitchell, a Professional Engineer, of the 6th Floor, 425 – 1st Street S.W., Calgary, Alberta, Canada hereby certify that:

1. I am an employee of Deloitte & Touche LLP ("AJM Deloitte"), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2. I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3. I attended the University of Calgary and graduated with a Bachelor of Science Degree in Chemical Engineering in 2008; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of four years of engineering experience.

4. A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: "L. G. Mitchell"
L. G. Mitchell, P. Eng.

March 16, 2012
Date

ajm Deloitte.

Certificate of qualification

I, I. J. Olsen, a Professional Engineer, of the 6th Floor, 425 – 1st Street Avenue S.W., Calgary, Alberta, Canada hereby certify that:

1. I am an employee of Deloitte & Touche LLP ("AJM Deloitte"), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2. I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3. I attended the University of Alberta and graduated with a Bachelor of Science Degree in Chemical Engineering in 2007; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of four years of engineering experience.

4. A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: "I. J. Olsen"
I. J. Olsen, P. Eng.

March 16, 2012
Date

ajm Deloitte.

Certificate of qualification

I, D. E. Yee, a Professional Engineer, of the 6th Floor, 425 – 1st Street Avenue S.W., Calgary, Alberta, Canada hereby certify that:

1. I am an employee of Deloitte & Touche LLP ("AJM Deloitte"), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2. I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3. I attended the University of Calgary and graduated with a Bachelor of Science Degree in Mechanical Engineering in 1992; that I am a Registered Professional Engineer in the Province of Alberta; and I have in excess of fourteen years of engineering experience.

4. A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: "David E. Yee"
D. E. Yee, P. Eng.

March 16, 2012
Date

ajm Deloitte.

Certificate of qualification

I, L. D. Boyd, a Registered Professional Geologist, of the 6th Floor, 425 – 1st Street S.W., Calgary, Alberta, Canada hereby certify that:

1. I am an employee of Deloitte & Touche LLP ("AJM Deloitte"), which did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2. I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3. I attended the University of Calgary and graduated with a Bachelor of Science Degree in Geology in 1976; that I am a Registered Professional Geologist in the Province of Alberta; and I have in excess of thirty five years of geological experience.

4. A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: "L. D. Boyd"
L. D. Boyd, P. Geol.

March 16, 2012
Date

ajm Deloitte.

Certificate of qualification

I, K. White, a Professional Geologist, of the 6th Floor, 425 – 1st Street S.W., Calgary, Alberta, Canada hereby certify that:

1. I am an employee of Deloitte & Touche LLP ("AJM Deloitte"), which company did prepare an evaluation of certain oil and gas assets of the interests of Dejour Energy (Alberta) Ltd. The effective date of this evaluation is December 31, 2011.

2. I do not have, nor do I expect to receive any direct or indirect interest in the properties evaluated in this report or in the securities of Dejour Energy (Alberta) Ltd.

3. I attended the University of Manitoba and graduated with a Bachelor of Science Degree in Geology in 1981; that I am a Registered Professional Geologist in the Province of Alberta; and I have in excess of thirty years of geological experience.

4. A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from the files of the interest owners of the properties and the appropriate provincial regulatory authorities.

Original signed by: "K. White"
K. White, P. Geol.

March 16, 2012
Date

Dejour Energy (Alberta) Ltd.
A subsidiary of Dejour Energy Inc.
2600, 144 4th Avenue SW
Calgary, AB T2P 3N4
P: (403) 266-3825
F: (403) 470-7520

March 21, 2012

AJM Deloitte
East Tower, Fifth Avenue Place
6th Floor, 425 – 1st Street S.W.
Calgary, Alberta
T2P 3L8

Re: Standard Representation Letter
Corporate Reserve Evaluation

Regarding the evaluation of our Company's oil and gas reserves and independent appraisal of the economic value of these reserves effective December 31, 2011 (the "effective date"), we herein confirm to the best of our knowledge and belief as of the effective date of the reserves evaluation, the following representations and information made to you during the course and conduct of the evaluation.

1. We (the "Client") have made available to you (the "Evaluator") certain records, information and data relating to the evaluated properties that we confirm is, with the exception of immaterial items, complete and accurate as of the effective date of the reserves evaluation including the following:

    a. accounting, financial and contractual data
    b. asset ownership and related encumbrance information
    c. details concerning product marketing, transportation and processing arrangement
    d. all technical information including geological, engineering and production and test data
    e. estimates of future abandonment and reclamation costs.

2. We confirm that all financial and accounting information provided to you is, to the best of our knowledge, both on an individual entity basis and in total, entirely consistent with that reported by our Company for public disclosure and annual audit purposes.

3. We confirm that our Company has satisfactory title to all of the assets, whether tangible, intangible or otherwise, for which accurate and current ownership information has been provided.

4. With respect to all information provided to you regarding product marketing, transportation and processing arrangements, we confirm that we have disclosed to you all anticipated changes, terminations and additions to these arrangements that could reasonably be expected to have a material impact on the evaluation of our Company's reserves and future net revenues.

5. With the possible exception of items of an immaterial nature, we confirm as of the effective date of the evaluation that:

    a. For all operated properties that you have evaluated, no changes have occurred or are reasonably expected to occur to the operating conditions or methods that have been used by our Company over the past twelve (12) months, except as disclosed to you. In the case of non-operated properties, we have advised you of any changes of which we have been made aware.
    b. This letter provides assurance that no additional information necessary for the completion of your assignment would have been obtained by a field inspection.

Dejour Energy (Alberta) Ltd.
A subsidiary of Dejour Energy Inc.
2600, 144 4th Avenue SW
Calgary, AB T2P 3N4
P: (403) 266-3825
F: (403) 470-7520

c. All regulatory approvals, permits and licenses required to allow continuity of future operations and production from the evaluated properties are in place and, except as disclosed to you, there are no directives, orders, penalties or regulatory rulings in effect or expected to come into effect relating to the evaluated properties.
d. Except as disclosed to you, the producing trend and status of each evaluated well or entity in effect throughout the three month period preceding the effective date of the evaluation are consistent with those that existed for the same well or entity immediately prior to this period.
e. Except as disclosed to you, we have no plans or intentions related to the ownership, development or operation of the evaluated properties that could reasonably be expected to materially affect the production levels or recovery of reserves from the evaluated properties.
f. If material changes of an adverse nature occur in the Company's operating performance subsequent to the effective date and prior to the report date, we will undertake to inform you of such material changes prior to requesting your approval for any public disclosure of reserves information.
g. Between the effective date of the report and the date of this letter, nothing has come to our attention that has materially affected or could materially affect our reserves and the economic value of these reserves that has not been disclosed to you.

Yours truly,

Harrison F. Blacker
Director

Mathew Wong
Director

ajm Deloitte.

Form 51-101 F2
Report on reserves data
by
independent qualified reserves
evaluator or auditor

To the Board of Directors of Dejour Energy (Alberta) Ltd. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2011. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2011, estimated using forecast prices and costs.
2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.
   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).
3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.
4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year end December 31, 2011, and identifies the respective portions thereof that we have evaluated and reported on to the Company's management/Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
			$M	$M	$M	$M
AJM Deloitte	Dejour Energy (Alberta) Ltd. Reserve estimation and economic evaluation December 31, 2011	Canada	-	$31,968.00	-	$31,968.00

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook, consistently applied. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.
6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.
7. Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material.

Executed as to our report referred to above:

AJM Deloitte
Fifth Avenue Place, East Tower
6th Floor, 425 – 1st Street S.W.
Calgary, Alberta
T2P 3P8

Original signed by: "Robin G. Bertram"
Robin G. Bertram, P. Eng.
Associate Partner

Execution date: March 23, 2012

Table of contents

Effective date: December 31, 2011



Drake/Woodrush
Saddle Hills
T125
T121
T117
T113
T109
T105
T101
T97
T93
T89
T85
T81
T77
T73
T69
T65
T61
T57
T53
T49
T45
T41
T37
T33
T29
T25
T21
T17
T13
T9
82-G-7
102-O-3
102-I-2
92-D-16
92-C-16
92-B-16
92-H-1
82-E-1
82-F-1
82-G-1
R22
R13
R5



Kilometres
0
100
200
300
0
100
200
Miles

Legend	
★	Evaluated Property

ajm Deloitte.

Dejour Energy (Alberta) Ltd.
Property Location
Effective December 31, 2011

geoSCOUT	By : laj	Date : 2012/03/23
	Scale = 1:9990000	Project : dej loc

Dejour Energy (Alberta) Ltd.
DETAILED ECONOMIC SUMMARY
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Effective December 31, 2011 — Canada

		PDP	PDNP	PUD	TP	PB	P+P
Light and Medium Oil	**Mbbl**						
Ultimate Remaining		544.0	0.0	0.0	544.0	320.0	864.0
WI Before Royalty		408.0	0.0	0.0	408.0	240.0	648.0
WI After Royalty		327.4	0.0	0.0	327.4	188.7	516.1
Royalty Interest		0.0	0.0	0.0	0.0	0.0	0.0
Total Net		327.4	0.0	0.0	327.4	188.7	516.1
Total Oil	**Mbbl**						
Ultimate Remaining		544.0	0.0	0.0	544.0	320.0	864.0
WI Before Royalty		408.0	0.0	0.0	408.0	240.0	648.0
WI After Royalty		327.4	0.0	0.0	327.4	188.7	516.1
Royalty Interest		0.0	0.0	0.0	0.0	0.0	0.0
Total Net		327.4	0.0	0.0	327.4	188.7	516.1
Sales Gas	**MMcf**						
Ultimate Remaining		1,397.7	248.6	0.0	1,646.3	584.3	2,230.6
WI Before Royalty		1,022.8	74.6	0.0	1,097.4	405.8	1,503.2
WI After Royalty		718.1	59.9	0.0	778.1	283.2	1,061.3
Royalty Interest		0.0	0.0	0.0	0.0	0.0	0.0
Total Net		718.1	59.9	0.0	778.1	283.2	1,061.3
NGLs	**Mbbl**						
Ultimate Remaining		3.7	8.5	0.0	12.2	3.0	15.2
WI Before Royalty		2.7	2.6	0.0	5.3	1.5	6.8
WI After Royalty		2.0	1.6	0.0	3.7	1.0	4.7
Royalty Interest		0.0	0.0	0.0	0.0	0.0	0.0
Total Net		2.0	1.6	0.0	3.7	1.0	4.7
MBOE	**Mboe**						
Ultimate Remaining		780.7	49.9	0.0	830.6	420.4	1,251.0
WI Before Royalty		581.2	15.0	0.0	596.2	309.2	905.3
WI After Royalty		449.1	11.6	0.0	460.8	236.9	697.7
Royalty Interest		0.0	0.0	0.0	0.0	0.0	0.0
Total Net		449.1	11.6	0.0	460.8	236.9	697.7
Net Present Values - BTAX	**M$**						
Undiscounted		21,639.4	193.5	0.0	21,832.9	14,370.0	36,202.9
Discounted at 5%		20,678.8	157.5	0.0	20,836.3	13,086.8	33,923.2
Discounted at 10%		19,807.7	129.0	0.0	19,936.7	12,031.3	31,968.0
Discounted at 15%		19,019.5	106.1	0.0	19,125.5	11,152.0	30,277.6
Discounted at 20%		18,305.8	87.5	0.0	18,393.3	10,410.4	28,803.7

Light & Medium Oil includes Shale Oil. Heavy Oil includes Ultra Heavy in Alberta and Bitumen. Sales Gas includes Solution gas, Associated and Non- Associated gas, Coalbed Methane, Shale gas and Hydrates.

Dejour Energy (Alberta) Ltd.
DETAILED RESERVES AND PRESENT VALUE
AJM Deloitte December 31 2011 Forecast Pricing (CAD)
Canada

Effective December 31, 2011 — Proved Developed Producing

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mstb	BOE RI Mstb	BOE Net Mstb	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Canada																		
Alberta																		
Abandonments				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-580.2	-435.2	-333.6
Alberta				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-580.2	-435.2	-333.6
British Columbia																		
Drake/Woodrush				408.0	0.0	327.4	1,022.8	0.0	718.1	2.7	0.0	2.0	581.2	0.0	449.1	21,259.1	20,242.9	19,353.1
British Columbia				408.0	0.0	327.4	1,022.8	0.0	718.1	2.7	0.0	2.0	581.2	0.0	449.1	21,259.1	20,242.9	19,353.1
Canada				408.0	0.0	327.4	1,022.8	0.0	718.1	2.7	0.0	2.0	581.2	0.0	449.1	20,678.8	19,807.7	19,019.5
Total				408.0	0.0	327.4	1,022.8	0.0	718.1	2.7	0.0	2.0	581.2	0.0	449.1	20,678.8	19,807.7	19,019.5

Dejour Energy (Alberta) Ltd.
DETAILED RESERVES AND PRESENT VALUE
AJM Deloitte December 31 2011 Forecast Pricing (CAD)
Canada

Effective December 31, 2011 — Proved

Location	Formation	Avg Int	Category	Oil			Sales Gas			NGL			BOE			Present Value		
				WI	RI	Net	WI	RI	Net	WI	RI	Net	WI	RI	Net	5%	10%	15%
		%		Mstb	Mstb	Mstb	MMcf	MMcf	MMcf	Mstb	Mstb	Mstb	Mstb	Mstb	Mstb	M$	M$	M$
Canada																		
Alberta																		
Abandonments				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-580.2	-435.2	-333.6
Saddle Hills				0.0	0.0	0.0	74.6	0.0	59.9	2.6	0.0	1.6	15.0	0.0	11.6	157.5	129.0	106.1
Alberta				0.0	0.0	0.0	74.6	0.0	59.9	2.6	0.0	1.6	15.0	0.0	11.6	-422.7	-306.2	-227.6
British Columbia																		
Drake/Woodrush				408.0	0.0	327.4	1,022.8	0.0	718.1	2.7	0.0	2.0	581.2	0.0	449.1	21,259.1	20,242.9	19,353.1
British Columbia				408.0	0.0	327.4	1,022.8	0.0	718.1	2.7	0.0	2.0	581.2	0.0	449.1	21,259.1	20,242.9	19,353.1
Canada				408.0	0.0	327.4	1,097.4	0.0	778.1	5.3	0.0	3.7	596.2	0.0	460.8	20,836.3	19,936.7	19,125.5
Total				408.0	0.0	327.4	1,097.4	0.0	778.1	5.3	0.0	3.7	596.2	0.0	460.8	20,836.3	19,936.7	19,125.5

Dejour Energy (Alberta) Ltd.
DETAILED RESERVES AND PRESENT VALUE
AJM Deloitte December 31 2011 Forecast Pricing (CAD)
Canada

Effective December 31, 2011

Proved Plus Probable Additional

Location	Formation	Avg Int %	Category	Oil WI Mstb	Oil RI Mstb	Oil Net Mstb	Sales Gas WI MMcf	Sales Gas RI MMcf	Sales Gas Net MMcf	NGL WI Mstb	NGL RI Mstb	NGL Net Mstb	BOE WI Mstb	BOE RI Mstb	BOE Net Mstb	Present Value 5% M$	Present Value 10% M$	Present Value 15% M$
Canada																		
Alberta																		
Abandonments				0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-561.3	-402.1	-297.7
Saddle Hills				0.0	0.0	0.0	88.2	0.0	70.3	3.0	0.0	1.9	17.7	0.0	13.6	206.4	168.2	138.1
Alberta				0.0	0.0	0.0	88.2	0.0	70.3	3.0	0.0	1.9	17.7	0.0	13.6	-355.0	-233.9	-159.6
British Columbia																		
Drake/Woodrush				648.0	0.0	516.1	1,415.0	0.0	990.9	3.8	0.0	2.8	887.6	0.0	684.0	34,278.1	32,201.9	30,437.2
British Columbia				648.0	0.0	516.1	1,415.0	0.0	990.9	3.8	0.0	2.8	887.6	0.0	684.0	34,278.1	32,201.9	30,437.2
Canada				648.0	0.0	516.1	1,503.2	0.0	1,061.3	6.8	0.0	4.7	905.3	0.0	697.7	33,923.2	31,968.0	30,277.6
Total				648.0	0.0	516.1	1,503.2	0.0	1,061.3	6.8	0.0	4.7	905.3	0.0	697.7	33,923.2	31,968.0	30,277.6

Dejour Energy (Alberta) Ltd.
PRODUCTION AND REVENUE FORECAST
Company Share
AJM Deloitte December 31 2011 Forecast Pricing (CAD)
2012

Effective December 31, 2011 — Proved Developed Producing

Location	Formation	Category	Company Share Oil & NGL Mbbl	Company Share Gas MMcf	Total Revenue M$	Crown Royalty M$	FH & ORR M$	Oper Exp M$	Aband Costs M$	Min Tax & SCC M$	Invest M$	Cash Flow M$
Canada												
British Columbia												
Drake/Woodrush			232	400	22,625.0	5,069.8	69.6	3,815.0	0.0	0.0	0.0	13,670.6
British Columbia			**232**	**400**	**22,625.0**	**5,069.8**	**69.6**	**3,815.0**	**0.0**	**0.0**	**0.0**	**13,670.6**
Canada			**232**	**400**	**22,625.0**	**5,069.8**	**69.6**	**3,815.0**	**0.0**	**0.0**	**0.0**	**13,670.6**
Total			**232**	**400**	**22,625.0**	**5,069.8**	**69.6**	**3,815.0**	**0.0**	**0.0**	**0.0**	**13,670.6**

Dejour Energy (Alberta) Ltd.
PRODUCTION AND REVENUE FORECAST
Company Share
AJM Deloitte December 31 2011 Forecast Pricing (CAD)
2012

Effective December 31, 2011 — Proved

Location	Formation	Category	Company Share Oil & NGL Mbbl	Company Share Gas MMcf	Total Revenue M$	Crown Royalty M$	FH & ORR M$	Oper Exp M$	Aband Costs M$	Min Tax & SCC M$	Invest M$	Cash Flow M$
Canada												
Alberta												
Saddle Hills			0	0	0.0	0.0	0.0	0.0	0.0	0.0	150.0	-150.0
Alberta			**0**	**0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**150.0**	**-150.0**
British Columbia												
Drake/Woodrush			232	400	22,525.0	5,069.8	69.6	3,815.0	0.0	0.0	0.0	13,570.6
British Columbia			**232**	**400**	**22,525.0**	**5,069.8**	**69.6**	**3,815.0**	**0.0**	**0.0**	**0.0**	**13,570.6**
Canada			**232**	**400**	**22,525.0**	**5,069.8**	**69.6**	**3,815.0**	**0.0**	**0.0**	**150.0**	**13,420.6**
Total			**232**	**400**	**22,525.0**	**5,069.8**	**69.6**	**3,815.0**	**0.0**	**0.0**	**150.0**	**13,420.6**

Dejour Energy (Alberta) Ltd.
PRODUCTION AND REVENUE FORECAST
Company Share
AJM Deloitte December 31 2011 Forecast Pricing (CAD)
2012

Effective December 31, 2011 — Proved Plus Probable Additional

Location	Formation	Category	Company Share Oil & NGL Mbbl	Company Share Gas MMcf	Total Revenue M$	Crown Royalty M$	FH & ORR M$	Oper Exp M$	Aband Costs M$	Min Tax & SCC M$	Invest M$	Cash Flow M$
Canada												
Alberta												
Saddle Hills			0	0	0.0	0.0	0.0	0.0	0.0	0.0	150.0	-150.0
Alberta			**0**	**0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**	**150.0**	**-150.0**
British Columbia												
Drake/Woodrush			326	434	31,069.1	7,115.1	74.6	4,775.8	0.0	0.0	0.0	19,103.8
British Columbia			**326**	**434**	**31,069.1**	**7,115.1**	**74.6**	**4,775.8**	**0.0**	**0.0**	**0.0**	**19,103.8**
Canada			**326**	**434**	**31,069.1**	**7,115.1**	**74.6**	**4,775.8**	**0.0**	**0.0**	**150.0**	**18,953.8**
Total			**326**	**434**	**31,069.1**	**7,115.1**	**74.6**	**4,775.8**	**0.0**	**0.0**	**150.0**	**18,953.8**

Dejour Energy (Alberta) Ltd.
NI 51-101 FORECAST CASE
OIL AND GAS RESERVES SUMMARY
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Effective December 31, 2011

Canada

VOLUMES IN IMPERIAL UNITS

	Oil						Natural Gas											
	Light, Medium and Shale		Heavy		Bitumen		Solution		Associated and Non-Associated		Coalbed Methane		Natural Gas Liquids		Sulphur		Total BOE	
CATEGORY	W.I Gross Mstb	Co. Share Net Mstb	W.I Gross Mstb	Co. Share Net Mstb	W.I Gross Mstb	Co. Share Net Mstb	W.I Gross MMcf	Co. Share Net MMcf	W.I Gross MMcf	Co. Share Net MMcf	W.I Gross MMcf	Co. Share Net MMcf	W.I Gross Mstb	Co. Share Net Mstb	W.I Gross Mlt	Co. Share Net Mlt	W.I Gross Mboe	Co. Share Net Mboe
PDP	408.0	327.4	0.0	0.0	0.0	0.0	81.5	71.4	941.3	646.7	0.0	0.0	2.7	2.0	0.0	0.0	581.2	449.1
PDNP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	74.6	59.9	0.0	0.0	2.6	1.6	0.0	0.0	15.0	11.6
TP	408.0	327.4	0.0	0.0	0.0	0.0	81.5	71.4	1,015.9	706.6	0.0	0.0	5.3	3.7	0.0	0.0	596.2	460.8
PB	240.0	188.7	0.0	0.0	0.0	0.0	31.0	27.1	374.8	256.1	0.0	0.0	1.5	1.0	0.0	0.0	309.2	236.9
P+P	648.0	516.1	0.0	0.0	0.0	0.0	112.5	98.5	1,390.7	962.8	0.0	0.0	6.8	4.7	0.0	0.0	905.3	697.7

VOLUMES IN METRIC UNITS

	Oil						Natural Gas											
	Light, Medium and Shale		Heavy		Bitumen		Solution		Associated and Non-Associated		Coalbed Methane		Natural Gas Liquids		Sulphur		Total BOE	
CATEGORY	W.I Gross E3m3	Co. Share Net E3m3	W.I Gross E3m3	Co. Share Net E3m3	W.I Gross E3m3	Co. Share Net E3m3	W.I Gross E6m3	Co. Share Net E6m3	W.I Gross E6m3	Co. Share Net E6m3	W.I Gross E6m3	Co. Share Net E6m3	W.I Gross E3m3	Co. Share Net E3m3	W.I Gross E3t	Co. Share Net E3t	W.I Gross E3m3e	Co. Share Net E3m3e
PDP	64.8	52.0	0.0	0.0	0.0	0.0	2.3	2.0	26.5	18.2	0.0	0.0	0.4	0.3	0.0	0.0	92.4	71.4
PDNP	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.1	1.7	0.0	0.0	0.4	0.3	0.0	0.0	2.4	1.8
TP	64.8	52.0	0.0	0.0	0.0	0.0	2.3	2.0	28.6	19.9	0.0	0.0	0.8	0.6	0.0	0.0	94.7	73.2
PB	38.1	30.0	0.0	0.0	0.0	0.0	0.9	0.8	10.6	7.2	0.0	0.0	0.2	0.2	0.0	0.0	49.1	37.6
P+P	103.0	82.0	0.0	0.0	0.0	0.0	3.2	2.8	39.2	27.1	0.0	0.0	1.1	0.7	0.0	0.0	143.9	110.9

Heavy Includes Ultra Heavy In Alberta

Dejour Energy (Alberta) Ltd.
NI 51-101 FORECAST CASE
SUMMARY OF NET PRESENT VALUES OF FUTURE NET REVENUE - WITH CORPORATE TAX POOLS
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Effective December 31, 2011 — Canada

	Before Income Taxes					After Income Taxes					Unit Value Before Income Taxes
	5%	10%	12%	15%	20%	5%	10%	12%	15%	20%	Discounted at 10%
RESERVES CATEGORY	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	$/boe
Proved Developed Producing	20,678.8	19,807.7	19,482.9	19,019.5	18,305.8	19,736.1	18,939.0	18,641.1	18,215.6	17,559.3	44.10
Proved Developed Non-Producing	157.5	129.0	119.2	106.1	87.5	126.3	100.6	91.9	80.2	63.8	11.08
Proved	20,836.3	19,936.7	19,602.2	19,125.5	18,393.3	19,862.4	19,039.6	18,733.0	18,295.8	17,623.1	43.27
Probable Additional	13,086.8	12,031.3	11,660.8	11,152.0	10,410.4	10,117.1	9,261.4	8,962.7	8,553.9	7,961.5	50.78
Proved Plus Probable Additional	33,923.2	31,968.0	31,263.0	30,277.6	28,803.7	29,979.5	28,301.0	27,695.8	26,849.8	25,584.6	45.82

Taxpool: Dejour Tax Pool Vintage: 2011 : Canada. Unit Value calculation based on Net BOE reserves.

Dejour Energy (Alberta) Ltd.
NI 51-101 FORECAST CASE
TOTAL FUTURE NET REVENUE - WITH CORPORATE TAX POOLS
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Effective December 31, 2011 — Canada

CATEGORY	Revenue*	Royalties	Operating Costs	Investment Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	M$	M$	M$	M$	M$	M$	M$	M$
Proved Developed Producing	42,570.2	8,666.6	11,472.2	0.0	791.9	21,639.4	1,027.4	20,612.0
Proved Developed Non-Producing	583.7	82.5	157.7	150.0	0.0	193.5	34.6	158.9
Proved	43,153.9	8,749.1	11,630.0	150.0	791.9	21,832.9	1,062.0	20,771.0
Probable Additional	25,118.3	5,457.2	5,271.5	0.0	19.6	14,370.0	3,204.7	11,165.3
Proved Plus Probable Additional	68,272.2	14,206.3	16,901.5	150.0	811.5	36,202.9	4,266.7	31,936.3

Taxpool: Dejour Tax Pool Vintage: 2011 : Canada. *Revenue includes product revenue and other income from facilities, wells and corporate if specified.

Dejour Energy (Alberta) Ltd.
NI 51-101 FORECAST CASE
UNIT VALUE OF NET RESERVES BY PRODUCTION GROUP
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Effective December 31, 2011 — Canada

	Reserves					
	Oil Net Mbbl	Gas Net MMcf	NGL Net Mbbl	BOE Net boe	NPV 10% M$	Unit Value $/boe
LIGHT & MEDIUM OIL						
Proved Developed Producing	327.4	71.4	0.0	339,318.8	19,283.3	56.83
Proved	327.4	71.4	0.0	339,318.8	19,283.3	56.83
Probable Additional	188.7	27.1	0.0	193,210.7	11,576.7	59.92
Proved Plus Probable Additional	516.1	98.5	0.0	532,529.6	30,860.0	57.95
ASSOCIATED AND NON-ASSOCIATED GAS						
Proved Developed Producing	0.0	646.7	2.0	109,793.6	524.4	4.78
Proved Developed Non-Producing	0.0	59.9	1.6	11,639.3	129.0	11.08
Proved	0.0	706.6	3.7	121,432.9	653.4	5.38
Probable Additional	0.0	256.1	1.0	43,710.7	454.6	10.40
Proved Plus Probable Additional	0.0	962.8	4.7	165,143.6	1,108.0	6.71
TOTAL						
Proved Developed Producing	327.4	718.1	2.0	449,112.5	19,807.7	44.10
Proved Developed Non-Producing	0.0	59.9	1.6	11,639.3	129.0	11.08
Proved	327.4	778.1	3.7	460,751.8	19,936.7	43.27
Probable Additional	188.7	283.2	1.0	236,921.4	12,031.3	50.78
Proved Plus Probable Additional	516.1	1,061.3	4.7	697,673.2	31,968.0	45.82

* Heavy includes ultra heavy in Alberta

Dejour Energy (Alberta) Ltd.
NI 51-101 FORECAST CASE
RECONCILIATION OF COMPANY GROSS RESERVES BY PRINCIPAL PRODUCT TYPE

Effective December 31, 2011 Canada

Opening: AJM December 31, 2010 Forrecast Pricing / GLJ December 31, 2010
Closing: AJM Deloitte December 31, 2011 Forecast Pricing

	Light & Medium Oil			Heavy Oil			Associated & Non-Associated Gas			Coalbed Methane			Natural Gas Liquids		
	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable
	Mstb	Mstb	Mstb	Mstb	Mstb	Mstb	MMcf	MMcf	MMcf	MMcf	MMcf	MMcf	Mstb	Mstb	Mstb
Opening Balance	216.0	184.0	400.0	0.0	0.0	0.0	1,125.0	902.0	2,027.0	0.0	0.0	0.0	6.0	8.0	15.0
Production	-80.0	-80.0	-80.0	0.0	0.0	0.0	-505.7	-505.7	-505.7	0.0	0.0	0.0	-1.2	-1.2	-1.2
Technical Revisions	272.0	136.0	328.0	0.0	0.0	0.0	478.1	9.5	-18.1	0.0	0.0	0.0	0.5	-5.3	-7.0
Extensions & Improved Recovery	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Discoveries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Acquistions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Dispositions	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Economic Factors	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Infill Drilling	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Closing Balance	408.0	240.0	648.0	0.0	0.0	0.0	1,097.4	405.8	1,503.2	0.0	0.0	0.0	5.3	1.5	6.8

Light and Medium Oil contains Shale Oil, Heavy includes Bitumen and Ultra Heavy, Assoc and Non-Assoc Gas includes Shale Gas and Gas Hydrate.

Dejour Energy (Alberta) Ltd.
CASH FLOW TAX POOL
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Selection : Canada

Effective December 31, 2011 — Total Proved Developed Producing Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL							COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue M$	Wells	Pool Rates Mcf/d	Pool Volumes MMcf	WI Volume MMcf	RI Volume MMcf	Price $/Mcf	Revenue M$	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2012	3.0	841	307,961.2	230,970.9	0.0	91.00	21,018	5.0	1,488	544.8	400.5	0.0	3.54	1,418	0.0	0.00	816	816
2013	3.0	321	117,009.4	87,757.1	0.0	93.00	8,161	4.0	861	314.3	230.0	0.0	4.19	963	0.0	0.00	347	347
2014	3.0	157	57,404.1	43,053.1	0.0	95.00	4,090	3.0	557	203.2	148.3	0.0	4.82	715	0.0	0.00	187	187
2015	3.0	79	28,818.2	21,613.7	0.0	97.00	2,097	3.0	384	140.1	102.1	0.0	5.30	541	0.0	0.00	107	107
2016	3.0	51	18,792.8	14,094.6	0.0	99.10	1,397	3.0	268	98.0	71.4	0.0	5.72	409	0.0	0.00	72	72
2017	3.0	38	13,979.8	10,484.8	0.0	101.20	1,061	3.0	188	68.7	50.0	0.0	6.20	310	0.0	0.00	52	52
2018	0.0	0	0.0	0.0	0.0	0.00	0	3.0	78	28.6	20.4	0.0	6.62	135	0.0	0.00	9	9
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			543,965.5	407,974.1	0.0	92.71	37,824			1,397.7	1,022.8	0.0	4.39	4,492	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			543,965.5	407,974.1	0.0	92.71	37,824			1,397.7	1,022.8	0.0	4.39	4,492	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE				PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2012	984.0	0.0	89.90	88.5	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	984.0	0.0	726.3
2013	637.8	0.0	92.00	58.7	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	637.8	0.0	471.3
2014	415.8	0.0	94.10	39.1	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	415.8	0.0	307.8
2015	289.0	0.0	96.20	27.8	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	289.0	0.0	212.7
2016	202.3	0.0	98.40	19.9	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	202.3	0.0	148.1
2017	141.6	0.0	100.60	14.2	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	141.6	0.0	103.0
2018	59.2	0.0	102.85	6.1	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	59.2	0.0	42.4
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	2,729.7	0.0	93.16	254.3	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	2,729.7	0.0	2,011.6
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	2,729.7	0.0	93.16	254.3	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	2,729.7	0.0	2,011.6

CASH FLOW BTAX

	Company Revenue M$	Crown Royalty M$	Freehold Royalty M$	ORR Royalty M$	Mineral Tax M$	Total Royalty Burden %	Net Rev After Royalties M$	Other Income M$	Sask Corp Cap Tax M$	Fixed Oper Expense M$	Variable Operating Expense M$	Other Expenses M$	Total Operating Costs M$	Abandon Cost & Salvage M$	Net Operating Income M$	Total Investment M$	NET Cash Flow M$	CUM Cash Flow M$	Disc Cash Flow (10%) M$
2012	22,525	5,069.8	0.0	69.6	0.0	23	17,386	0.0	0.0	894.5	2,920.5	0.0	3,815.0	0.0	13,571	0.0	13,571	13,571	12,966
2013	9,183	1,889.1	0.0	53.0	0.0	21	7,241	0.0	0.0	903.6	1,298.9	0.0	2,202.5	75.7	4,962	0.0	4,962	18,533	4,333
2014	4,844	849.2	0.0	39.4	0.0	18	3,956	0.0	0.0	907.0	716.4	0.0	1,623.4	0.0	2,332	0.0	2,332	20,865	1,854
2015	2,666	326.6	0.0	32.4	0.0	13	2,307	0.0	0.0	925.1	419.7	0.0	1,344.8	0.0	962	0.0	962	21,827	689
2016	1,825	165.8	0.0	26.2	0.0	11	1,633	0.0	0.0	943.6	288.5	0.0	1,232.1	60.9	340	0.0	340	22,167	222
2017	1,386	96.3	0.0	21.2	0.0	8	1,268	0.0	0.0	962.5	212.8	0.0	1,175.3	62.1	31	0.0	31	22,198	18
2018	142	16.9	0.0	11.0	0.0	20	114	0.0	0.0	37.7	41.4	0.0	79.1	63.3	-29	0.0	-29	22,169	-16
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	529.8	-530	0.0	-530	21,639	-259
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	21,639	0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	21,639	0
Sub	42,570	8,413.9	0.0	252.7	0.0	20	33,904	0.0	0.0	5,574.0	5,898.3	0.0	11,472.2	791.9	21,639	0.0	21,639	21,639	19,808
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0.0	0	21,639	0
Total	42,570	8,413.9	0.0	252.7	0.0	20	33,904	0.0	0.0	5,574.0	5,898.3	0.0	11,472.2	791.9	21,639	0.0	21,639	21,639	19,808

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	1.0
RLI (Principal Product)	1.9
Reserves Life	7.0
RLI (BOE)	1.9

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	543,966	407,974	407,974	327,411
Gas (MMcf)	1,398	1,023	1,023	718
Gas (boe)	232,948	170,469	170,469	119,690
*NGL (bbl)	0	0	0	0
Cond (bbl)	3,738	2,730	2,730	2,012
Total (boe)	780,651	581,173	581,173	449,112

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	21,639	0.0	21,639	37.23
5	20,679	0.0	20,679	35.58
10	19,808	0.0	19,808	34.08
12	19,483	0.0	19,483	33.52
15	19,019	0.0	19,019	32.73
20	18,306	0.0	18,306	31.50

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	0.00	0.00
Cost Of Reserves	$/BOE	0.00	0.00
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked	ATAX Unrisked	ATAX Risked
Discount Rate	(%)	10.0	10.0	10.0	10.0
Payout	(Yrs)	0.0	0.0	0.0	0.0
Discounted Payout	(Yrs)	0.0	0.0	0.0	0.0
DCF Rate of Return	(%)	> 200.0	> 200.0	> 200.0	> 200.0
NPV/Undisc Invest		0.0	0.0	0.0	0.0
NPV/Disc Invest		0.0	0.0	0.0	0.0
NPV/DIS Cap Exposure		0.0	0.0	0.0	0.0
NPV/BOEPD	(M$/boepd)	24.2	24.2	23.2	18.2

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Production	(BOEPD)	818	818	818	818
Price	($/BOE)	75.41	75.41	75.41	75.41
Royalties	($/BOE)	17.21	17.21	17.21	17.21
Operating Costs	($/BOE)	12.77	12.77	12.77	12.77
NetBack	($/BOE)	45.43	45.43	45.43	45.43
Recycle Ratio	(ratio)	0.00	0.00	0.00	0.00

Dejour Energy (Alberta) Ltd.
CASH FLOW TAX POOL
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Selection : Canada

Effective December 31, 2011

Total Proved Developed Producing Reserves

CASH FLOW ATAX

	Income Before Tax Loss M$	Tax Loss Generated M$	Tax Loss Claim M$	Federal Taxable Income M$	Basic Federal Tax M$	Federal M&P Tax Credit M$	Federal Surtax M$	Invest Tax Credit M$	Federal Income Tax M$	Attributed Royalty Income M$	Provincial Taxable Income M$	Basic Provincial Tax M$	Provincial M&P Tax Credit M$	Provincial Income Tax M$	Total Income Tax M$	BTAX Cash Flow M$	ATAX Cash Flow M$	CUM Cash Flow M$	Disc Cash Flow (10%) M$
2012	25.9	0.0	0.0	25.9	3.9	0.0	0.0	0.0	3.9	0.0	25.9	2.6	0.0	2.6	6.5	13,571	13,564	13,564	12,960
2013	3,113.3	0.0	0.0	3,113.3	467.0	0.0	0.0	0.0	467.0	0.0	3,113.3	311.3	0.0	311.3	778.3	4,962	4,184	17,748	3,661
2014	970.4	0.0	0.0	970.4	145.6	0.0	0.0	0.0	145.6	0.0	970.4	97.0	0.0	97.0	242.6	2,332	2,090	19,838	1,664
2015	-42.6	42.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	962	962	20,800	689
2016	-401.0	401.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	340	340	21,140	222
2017	-517.0	517.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	31	31	21,171	18
2018	-433.9	433.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-29	-29	21,142	-16
2019	-829.6	829.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-530	-530	20,612	-259
2020	-222.1	222.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,612	0
2021	-164.7	164.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,612	0
Sub	1,498.9	2,610.7	0.0	4,109.5	616.4	0.0	0.0	0.0	616.4	0.0	4,109.5	411.0	0.0	411.0	1,027.4	21,639	20,612	20,612	18,939
Rem	-481.3	481.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,612	0
Total	1,017.6	3,092.0	0.0	4,109.5	616.4	0.0	0.0	0.0	616.4	0.0	4,109.5	411.0	0.0	411.0	1,027.4	21,639	20,612	20,612	18,939

TAXABLE INCOME

	Resource Revenue M$	Resource Royalty M$	Plus Non-Deduct Royalty M$	Resource Allowance M$	Resource Operating Cost M$	Resource CCA M$	Resource Overhead M$	Net Production Royalty M$	Net Resource Royalty Income M$	Net Other Resource Income M$	COGPE M$	CDE M$	CEE M$	Depletion Allowance M$	Resource Taxable Income M$
2012	22,525	5,069.8	0.0	0.0	3,815.0	1,792.8	0.0	0.0	-69.6	0.0	2.9	717.0	11,032.0	0.0	25.9
2013	9,183	1,889.1	0.0	0.0	2,278.2	1,344.6	0.0	0.0	-53.0	0.0	2.6	501.9	0.0	0.0	3,113.3
2014	4,844	849.2	0.0	0.0	1,623.4	1,008.4	0.0	0.0	-39.4	0.0	2.3	351.3	0.0	0.0	970.4
2015	2,666	326.6	0.0	0.0	1,344.8	756.3	0.0	0.0	-32.4	0.0	2.1	245.9	0.0	0.0	-42.6
2016	1,825	165.8	0.0	0.0	1,293.0	567.2	0.0	0.0	-26.2	0.0	1.9	172.2	0.0	0.0	-401.0
2017	1,386	96.3	0.0	0.0	1,237.4	425.4	0.0	0.0	-21.2	0.0	1.7	120.5	0.0	0.0	-517.0
2018	142	16.9	0.0	0.0	142.5	319.1	0.0	0.0	-11.0	0.0	1.5	84.4	0.0	0.0	-433.9
2019	0	0.0	0.0	0.0	529.8	239.3	0.0	0.0	0.0	0.0	1.4	59.0	0.0	0.0	-829.6
2020	0	0.0	0.0	0.0	0.0	179.5	0.0	0.0	0.0	0.0	1.2	41.3	0.0	0.0	-222.1
2021	0	0.0	0.0	0.0	0.0	134.6	0.0	0.0	0.0	0.0	1.1	28.9	0.0	0.0	-164.7
Sub	42,570	8,413.9	0.0	0.0	12,264.2	6,767.2	0.0	0.0	-252.7	0.0	18.9	2,322.5	11,032.0	0.0	1,498.9
Rem	0	0.0	0.0	0.0	0.0	403.8	0.0	0.0	0.0	0.0	10.0	67.5	0.0	0.0	-481.3
Total	42,570	8,413.9	0.0	0.0	12,264.2	7,171.0	0.0	0.0	-252.7	0.0	28.9	2,390.0	11,032.0	0.0	1,017.6

TAX LOSS POOL

	Net Processing Income M$	Class 41 CCA M$	Processing Overhead M$	M&P Taxable Income M$	Other Business Income M$	Class 1 CCA M$	Class 2 CCA M$	Non Resource Overhead M$	Other Taxable Income M$	Overhead to CEE M$	Overhead to CDE M$	COGPE Pool M$	CDE Pool M$	CEE Pool M$	Depletion Pool M$	Acrl Pool M$	Tax Loss Pool M$
2012	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	26.1	1,673.0	0.0	0.0	0.0	0.0
2013	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	23.5	1,171.1	0.0	0.0	0.0	0.0
2014	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	21.1	819.8	0.0	0.0	0.0	0.0
2015	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.0	573.8	0.0	0.0	0.0	42.6
2016	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	401.7	0.0	0.0	0.0	443.5
2017	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.4	281.2	0.0	0.0	0.0	960.5
2018	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.9	196.8	0.0	0.0	0.0	1,394.4
2019	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.5	137.8	0.0	0.0	0.0	2,223.9
2020	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.2	96.4	0.0	0.0	0.0	2,446.0
2021	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,610.7
Sub	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,610.7
Rem	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,092.0
Total	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,092.0

NET PRESENT VALUES AFTER TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	20,612	0.0	20,612	35.47
5	19,736	0.0	19,736	33.96
10	18,939	0.0	18,939	32.59
12	18,641	0.0	18,641	32.07
15	18,216	0.0	18,216	31.34
20	17,559	0.0	17,559	30.21

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	7,171.00
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00 %
COGPE Pool	29.00
CDE Pool	2,390.00
CEE Pool	11,032.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	0.00

Dejour Energy (Alberta) Ltd.
CASH FLOW TAX POOL
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Selection : Canada

Effective December 31, 2011 — Total Proved Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL						
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue M$
2012	3.0	841	307,961.2	230,970.9	0.0	91.00	21,018
2013	3.0	321	117,009.4	87,757.1	0.0	93.00	8,161
2014	3.0	157	57,404.1	43,053.1	0.0	95.00	4,090
2015	3.0	79	28,818.2	21,613.7	0.0	97.00	2,097
2016	3.0	51	18,792.8	14,094.6	0.0	99.10	1,397
2017	3.0	38	13,979.8	10,484.8	0.0	101.20	1,061
2018	0.0	0	0.0	0.0	0.0	0.00	0
2019	0.0	0	0.0	0.0	0.0	0.00	0
2020	0.0	0	0.0	0.0	0.0	0.00	0
2021	0.0	0	0.0	0.0	0.0	0.00	0
Sub			543,965.5	407,974.1	0.0	92.71	37,824
Rem			0.0	0.0	0.0	0.00	0
Total			543,965.5	407,974.1	0.0	92.71	37,824

	COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates Mcf/d	Pool Volumes MMcf	WI Volume MMcf	RI Volume MMcf	Price $/Mcf	Revenue M$	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2012	5.0	1,488	544.8	400.5	0.0	3.54	1,418	0.0	0.00	816	816
2013	5.0	1,123	409.9	258.7	0.0	4.21	1,088	0.0	0.00	363	363
2014	4.0	722	263.7	166.5	0.0	4.85	807	0.0	0.00	197	197
2015	4.0	495	180.5	114.3	0.0	5.33	609	0.0	0.00	113	113
2016	4.0	345	126.3	79.9	0.0	5.75	459	0.0	0.00	76	76
2017	4.0	244	89.1	56.1	0.0	6.23	350	0.0	0.00	55	55
2018	4.0	88	32.1	21.5	0.0	6.64	143	0.0	0.00	10	10
2019	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2020	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
2021	0.0	0	0.0	0.0	0.0	0.00	0	0.0	0.00	0	0
Sub			1,646.3	1,097.4	0.0	4.44	4,874	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			1,646.3	1,097.4	0.0	4.44	4,874	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE			
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$
2012	984.0	0.0	89.90	88.5	0.0	0.0	0.00	0.0
2013	987.6	0.0	94.83	93.7	0.0	0.0	0.00	0.0
2014	637.0	0.0	96.88	61.7	0.0	0.0	0.00	0.0
2015	436.9	0.0	98.91	43.2	0.0	0.0	0.00	0.0
2016	305.9	0.0	101.11	30.9	0.0	0.0	0.00	0.0
2017	216.2	0.0	103.36	22.3	0.0	0.0	0.00	0.0
2018	72.2	0.0	104.29	7.5	0.0	0.0	0.00	0.0
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
Sub	3,639.8	0.0	95.57	347.8	0.0	0.0	0.00	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
Total	3,639.8	0.0	95.57	347.8	0.0	0.0	0.00	0.0

	PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2012	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	984.0	0.0	726.3
2013	341.2	0.0	50.00	17.1	289.6	0.0	80.00	23.2	1,618.4	0.0	1,264.5
2014	215.8	0.0	51.10	11.0	183.1	0.0	81.70	15.0	1,036.9	0.0	645.3
2015	144.3	0.0	52.20	7.5	122.4	0.0	83.40	10.2	703.6	0.0	438.4
2016	101.0	0.0	53.35	5.4	85.7	0.0	85.20	7.3	492.5	0.0	306.0
2017	72.8	0.0	54.50	4.0	61.8	0.0	86.95	5.4	350.8	0.0	216.9
2018	12.6	0.0	55.70	0.7	10.7	0.0	88.80	1.0	95.6	0.0	62.2
2019	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Sub	887.6	0.0	51.46	45.7	753.4	0.0	82.25	62.0	5,280.8	0.0	3,659.7
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	887.6	0.0	51.46	45.7	753.4	0.0	82.25	62.0	5,280.8	0.0	3,659.7

CASH FLOW BTAX

	Company Revenue M$	Crown Royalty M$	Freehold Royalty M$	ORR Royalty M$	Mineral Tax M$	Total Royalty Burden %	Net Rev After Royalties M$	Other Income M$	Sask Corp Cap Tax M$
2012	22,525	5,069.8	0.0	69.6	0.0	23	17,386	0.0	0.0
2013	9,384	1,898.5	0.0	68.6	0.0	21	7,417	0.0	0.0
2014	4,985	865.4	0.0	49.0	0.0	18	4,070	0.0	0.0
2015	2,766	335.8	0.0	38.3	0.0	14	2,392	0.0	0.0
2016	1,900	171.5	0.0	30.0	0.0	11	1,698	0.0	0.0
2017	1,443	99.9	0.0	23.7	0.0	9	1,319	0.0	0.0
2018	152	17.5	0.0	11.5	0.0	19	123	0.0	0.0
2019	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
2020	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
2021	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
Sub	43,154	8,458.4	0.0	290.7	0.0	20	34,405	0.0	0.0
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
Total	43,154	8,458.4	0.0	290.7	0.0	20	34,405	0.0	0.0

	Fixed Oper Expense M$	Variable Operating Expense M$	Other Expenses M$	Total Operating Costs M$	Abandon Cost & Salvage M$	Net Operating Income M$	Total Investment M$	NET Cash Flow M$	CUM Cash Flow M$	Disc Cash Flow (10%) M$
2012	894.5	2,920.5	0.0	3,815.0	0.0	13,571	150.0	13,421	13,421	12,829
2013	919.6	1,325.2	0.0	2,244.9	75.7	5,096	0.0	5,096	18,516	4,450
2014	923.4	733.4	0.0	1,656.8	0.0	2,413	0.0	2,413	20,930	1,918
2015	941.8	431.3	0.0	1,373.1	0.0	1,019	0.0	1,019	21,949	730
2016	960.7	296.8	0.0	1,257.4	60.9	380	0.0	380	22,329	248
2017	979.9	218.9	0.0	1,198.7	62.1	58	0.0	58	22,387	35
2018	41.5	42.5	0.0	84.0	63.3	-24	0.0	-24	22,363	-13
2019	0.0	0.0	0.0	0.0	529.8	-530	0.0	-530	21,833	-259
2020	0.0	0.0	0.0	0.0	0.0	0	0.0	0	21,833	0
2021	0.0	0.0	0.0	0.0	0.0	0	0.0	0	21,833	0
Sub	5,661.4	5,968.6	0.0	11,630.0	791.9	21,983	150.0	21,833	21,833	19,937
Rem	0.0	0.0	0.0	0.0	0.0	0	0.0	0	21,833	0
Total	5,661.4	5,968.6	0.0	11,630.0	791.9	21,983	150.0	21,833	21,833	19,937

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	1.0
RLI (Principal Product)	2.0
Reserves Life	7.0
RLI (BOE)	2.0

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	543,966	407,974	407,974	327,411
Gas (MMcf)	1,646	1,097	1,097	778
Gas (boe)	274,387	182,901	182,901	129,681
*NGL (bbl)	5,470	1,641	1,641	1,101
Cond (bbl)	6,771	3,640	3,640	2,559
Total (boe)	830,594	596,156	596,156	460,752

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	21,983	150.0	21,833	36.62
5	20,979	143.1	20,836	34.95
10	20,074	136.9	19,937	33.44
12	19,737	134.6	19,602	32.88
15	19,257	131.2	19,126	32.08
20	18,519	126.0	18,393	30.85

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	183.42	183.42
Cost Of Reserves	$/BOE	0.25	0.25
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX Unrisked	BTAX Risked	ATAX Unrisked	ATAX Risked
Discount Rate	(%)	10.0	10.0	10.0	10.0
Payout	(Yrs)	0.0	0.0	0.0	0.0
Discounted Payout	(Yrs)	0.0	0.0	0.0	0.0
DCF Rate of Return	(%)	> 200.0	> 200.0	> 200.0	> 200.0
NPV/Undisc Invest		132.9	132.9	126.9	99.9
NPV/Disc Invest		145.6	145.6	139.1	109.4
NPV/DIS Cap Exposure		145.6	145.6	139.1	109.4
NPV/BOEPD	(M$/boepd)	24.4	24.4	23.3	18.3

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI Unrisked	WI Risked	Co. Share Unrisked	Co. Share Risked
Production	(BOEPD)	818	818	818	818
Price	($/BOE)	75.41	75.41	75.41	75.41
Royalties	($/BOE)	17.21	17.21	17.21	17.21
Operating Costs	($/BOE)	12.77	12.77	12.77	12.77
NetBack	($/BOE)	45.43	45.43	45.43	45.43
Recycle Ratio	(ratio)	180.57	180.57	180.57	180.57

Dejour Energy (Alberta) Ltd.
CASH FLOW TAX POOL
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Selection : Canada

Effective December 31, 2011 Total Proved Reserves

CASH FLOW ATAX

	Income Before Tax Loss M$	Tax Loss Generated M$	Tax Loss Claim M$	Federal Taxable Income M$	Basic Federal Tax M$	Federal M&P Tax Credit M$	Federal Surtax M$	Invest Tax Credit M$	Federal Income Tax M$	Attributed Royalty Income M$	Provincial Taxable Income M$	Basic Provincial Tax M$	Provincial M&P Tax Credit M$	Provincial Income Tax M$	Total Income Tax M$	BTAX Cash Flow M$	ATAX Cash Flow M$	CUM Cash Flow M$	Disc Cash Flow (10%) M$
2012	7.1	0.0	0.0	7.1	1.1	0.0	0.0	0.0	1.1	0.0	7.1	0.7	0.0	0.7	1.8	13,421	13,419	13,419	12,828
2013	3,214.1	0.0	0.0	3,214.1	482.1	0.0	0.0	0.0	482.1	0.0	3,214.1	321.4	0.0	321.4	803.5	5,096	4,292	17,711	3,756
2014	1,026.7	0.0	0.0	1,026.7	154.0	0.0	0.0	0.0	154.0	0.0	1,026.7	102.7	0.0	102.7	256.7	2,413	2,157	19,868	1,717
2015	-4.0	4.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,019	1,019	20,887	730
2016	-375.0	375.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	380	380	21,267	248
2017	-499.8	499.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	58	58	21,325	35
2018	-437.1	437.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-24	-24	21,301	-13
2019	-835.4	835.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-530	-530	20,771	-259
2020	-226.4	226.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,771	0
2021	-168.0	168.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,771	0
Sub	1,702.3	2,545.7	0.0	4,247.9	637.2	0.0	0.0	0.0	637.2	0.0	4,247.9	424.8	0.0	424.8	1,062.0	21,833	20,771	20,771	19,040
Rem	-491.2	491.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0	0	20,771	0
Total	1,211.1	3,036.8	0.0	4,247.9	637.2	0.0	0.0	0.0	637.2	0.0	4,247.9	424.8	0.0	424.8	1,062.0	21,833	20,771	20,771	19,040

TAXABLE INCOME

	Resource Revenue M$	Resource Royalty M$	Plus Non-Deduct Royalty M$	Resource Allowance M$	Resource Operating Cost M$	Resource CCA M$	Resource Overhead M$	Net Production Royalty M$	Net Resource Royalty Income M$	Net Other Resource Income M$	COGPE M$	CDE M$	CEE M$	Depletion Allowance M$	Resource Taxable Income M$
2012	22,525	5,069.8	0.0	0.0	3,815.0	1,811.5	0.0	0.0	-69.6	0.0	2.9	717.0	11,032.0	0.0	7.1
2013	9,384	1,898.5	0.0	0.0	2,320.6	1,377.4	0.0	0.0	-68.6	0.0	2.6	501.9	0.0	0.0	3,214.1
2014	4,985	865.4	0.0	0.0	1,656.8	1,033.0	0.0	0.0	-49.0	0.0	2.3	351.3	0.0	0.0	1,026.7
2015	2,766	335.8	0.0	0.0	1,373.1	774.8	0.0	0.0	-38.3	0.0	2.1	245.9	0.0	0.0	-4.0
2016	1,900	171.5	0.0	0.0	1,318.3	581.1	0.0	0.0	-30.0	0.0	1.9	172.2	0.0	0.0	-375.0
2017	1,443	99.9	0.0	0.0	1,260.9	435.8	0.0	0.0	-23.7	0.0	1.7	120.5	0.0	0.0	-499.8
2018	152	17.5	0.0	0.0	147.4	326.9	0.0	0.0	-11.5	0.0	1.5	84.4	0.0	0.0	-437.1
2019	0	0.0	0.0	0.0	529.8	245.1	0.0	0.0	0.0	0.0	1.4	59.0	0.0	0.0	-835.4
2020	0	0.0	0.0	0.0	0.0	183.9	0.0	0.0	0.0	0.0	1.2	41.3	0.0	0.0	-226.4
2021	0	0.0	0.0	0.0	0.0	137.9	0.0	0.0	0.0	0.0	1.1	28.9	0.0	0.0	-168.0
Sub	43,154	8,458.4	0.0	0.0	12,421.9	6,907.3	0.0	0.0	-290.7	0.0	18.9	2,322.5	11,032.0	0.0	1,702.3
Rem	0	0.0	0.0	0.0	0.0	413.7	0.0	0.0	0.0	0.0	10.0	67.5	0.0	0.0	-491.2
Total	43,154	8,458.4	0.0	0.0	12,421.9	7,321.0	0.0	0.0	-290.7	0.0	28.9	2,390.0	11,032.0	0.0	1,211.1

TAX LOSS POOL

	Net Processing Income M$	Class 41 CCA M$	Processing Overhead M$	M&P Taxable Income M$	Other Business Income M$	Class 1 CCA M$	Class 2 CCA M$	Non Resource Overhead M$	Other Taxable Income M$	Overhead to CEE M$	Overhead to CDE M$	COGPE Pool M$	CDE Pool M$	CEE Pool M$	Depletion Pool M$	Acri Pool M$	Tax Loss Pool M$
2012	0.0	18.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	26.1	1,673.0	0.0	0.0	0.0	0.0
2013	0.0	32.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	23.5	1,171.1	0.0	0.0	0.0	0.0
2014	0.0	24.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	21.1	819.8	0.0	0.0	0.0	0.0
2015	0.0	18.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.0	573.8	0.0	0.0	0.0	4.0
2016	0.0	13.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	401.7	0.0	0.0	0.0	379.0
2017	0.0	10.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.4	281.2	0.0	0.0	0.0	878.8
2018	0.0	7.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.9	196.8	0.0	0.0	0.0	1,315.9
2019	0.0	5.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.5	137.8	0.0	0.0	0.0	2,151.3
2020	0.0	4.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.2	96.4	0.0	0.0	0.0	2,377.7
2021	0.0	3.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,545.7
Sub	0.0	140.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	2,545.7
Rem	0.0	9.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,036.8
Total	0.0	150.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	3,036.8

NET PRESENT VALUES AFTER TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	20,921	150.0	20,771	34.84
5	20,006	143.1	19,862	33.32
10	19,176	136.9	19,040	31.94
12	18,868	134.6	18,733	31.42
15	18,427	131.2	18,296	30.69
20	17,749	126.0	17,623	29.56

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	7,171.00
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00 %
COGPE Pool	29.00
CDE Pool	2,390.00
CEE Pool	11,032.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	0.00

Dejour Energy (Alberta) Ltd.
CASH FLOW TAX POOL
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Selection : Canada

Effective December 31, 2011

Total Proved Plus Probable Additional Reserves

OIL, GAS & SULPHUR SUMMARY

	COMPANY OIL						
	Wells	Pool Rates bbl/d	Pool Volumes bbl	WI Volume bbl	RI Volume bbl	Price $/bbl	Revenue M$
2012	3.0	1,179	431,334.9	323,501.1	0.0	91.00	29,439
2013	3.0	524	191,084.5	143,313.4	0.0	93.00	13,328
2014	3.0	276	100,557.6	75,418.2	0.0	95.00	7,165
2015	3.0	141	51,501.3	38,625.9	0.0	97.00	3,747
2016	3.0	88	32,388.5	24,291.4	0.0	99.10	2,407
2017	3.0	65	23,574.3	17,680.7	0.0	101.20	1,789
2018	3.0	50	18,385.0	13,788.8	0.0	103.35	1,425
2019	3.0	42	15,176.5	11,382.4	0.0	105.55	1,201
2020	0.0	0	0.0	0.0	0.0	0.00	0
2021	0.0	0	0.0	0.0	0.0	0.00	0
Sub			864,002.6	648,001.9	0.0	93.37	60,501
Rem			0.0	0.0	0.0	0.00	0
Total			864,002.6	648,001.9	0.0	93.37	60,501

	COMPANY SALES GAS							SULPHUR		TOTAL	
	Wells	Pool Rates Mcf/d	Pool Volumes MMcf	WI Volume MMcf	RI Volume MMcf	Price $/Mcf	Revenue M$	Co. Share Volume lt	Price $/lt	WI Rates boe/d	Co. Share Rates boe/d
2012	5.0	1,612	590.1	434.1	0.0	3.54	1,537	0.0	0.00	1,084	1,084
2013	5.0	1,326	483.9	311.9	0.0	4.20	1,311	0.0	0.00	540	540
2014	5.0	960	350.4	227.8	0.0	4.84	1,103	0.0	0.00	314	314
2015	5.0	685	250.1	162.6	0.0	5.32	865	0.0	0.00	183	183
2016	4.0	502	183.7	119.4	0.0	5.75	686	0.0	0.00	123	123
2017	4.0	383	139.9	91.1	0.0	6.23	567	0.0	0.00	91	91
2018	4.0	295	107.8	70.2	0.0	6.65	467	0.0	0.00	71	71
2019	4.0	195	71.2	50.7	0.0	7.16	363	0.0	0.00	55	55
2020	3.0	115	42.0	28.9	0.0	7.68	222	0.0	0.00	13	13
2021	2.0	31	11.5	6.5	0.0	8.06	52	0.0	0.00	3	3
Sub			2,230.6	1,503.2	0.0	4.77	7,174	0.0	0.00		
Rem			0.0	0.0	0.0	0.00	0	0.0	0.00		
Total			2,230.6	1,503.2	0.0	4.77	7,174	0.0	0.00		

NGL SUMMARY

	CONDENSATE				ETHANE			
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$
2012	1,041.1	0.0	89.90	93.6	0.0	0.0	0.00	0.0
2013	1,132.6	0.0	94.56	107.1	0.0	0.0	0.00	0.0
2014	821.2	0.0	96.48	79.2	0.0	0.0	0.00	0.0
2015	589.1	0.0	98.53	58.0	0.0	0.0	0.00	0.0
2016	433.2	0.0	100.70	43.6	0.0	0.0	0.00	0.0
2017	329.2	0.0	102.86	33.9	0.0	0.0	0.00	0.0
2018	253.3	0.0	105.10	26.6	0.0	0.0	0.00	0.0
2019	150.6	0.0	105.71	15.9	0.0	0.0	0.00	0.0
2020	83.8	0.0	107.55	9.0	0.0	0.0	0.00	0.0
2021	18.8	0.0	109.95	2.1	0.0	0.0	0.00	0.0
Sub	4,852.9	0.0	96.66	469.1	0.0	0.0	0.00	0.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0
Total	4,852.9	0.0	96.66	469.1	0.0	0.0	0.00	0.0

	PROPANE				BUTANE				TOTAL NGL		
	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volume bbl	Price $/bbl	Co. Share Revenue M$	WI Volume bbl	RI Volumes bbl	CS Net Volumes bbl
2012	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	1,041.1	0.0	767.7
2013	353.1	0.0	50.00	17.7	299.7	0.0	80.00	24.0	1,785.4	0.0	1,389.1
2014	237.8	0.0	51.10	12.2	201.8	0.0	81.70	16.5	1,260.8	0.0	796.7
2015	167.0	0.0	52.20	8.7	141.8	0.0	83.40	11.8	897.9	0.0	568.3
2016	121.7	0.0	53.35	6.5	103.3	0.0	85.20	8.8	658.1	0.0	416.9
2017	90.7	0.0	54.50	4.9	76.9	0.0	86.95	6.7	496.8	0.0	314.5
2018	69.4	0.0	55.70	3.9	58.9	0.0	88.80	5.2	381.6	0.0	241.0
2019	9.4	0.0	56.90	0.5	8.0	0.0	90.65	0.7	168.0	0.0	116.7
2020	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	83.8	0.0	59.8
2021	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	18.8	0.0	14.3
Sub	1,049.0	0.0	51.82	54.4	890.4	0.0	82.81	73.7	6,792.3	0.0	4,684.0
Rem	0.0	0.0	0.00	0.0	0.0	0.0	0.00	0.0	0.0	0.0	0.0
Total	1,049.0	0.0	51.82	54.4	890.4	0.0	82.81	73.7	6,792.3	0.0	4,684.0

CASH FLOW BTAX

	Company Revenue M$	Crown Royalty M$	Freehold Royalty M$	ORR Royalty M$	Mineral Tax M$	Total Royalty Burden %	Net Rev After Royalties M$	Other Income M$	Sask Corp Cap Tax M$
2012	31,069	7,115.1	0.0	74.5	0.0	23	23,880	0.0	0.0
2013	14,788	3,190.0	0.0	84.4	0.0	22	11,513	0.0	0.0
2014	8,375	1,672.2	0.0	72.3	0.0	21	6,631	0.0	0.0
2015	4,690	788.4	0.0	55.7	0.0	18	3,846	0.0	0.0
2016	3,152	416.3	0.0	44.0	0.0	15	2,692	0.0	0.0
2017	2,402	256.2	0.0	37.9	0.0	12	2,108	0.0	0.0
2018	1,928	168.9	0.0	32.6	0.0	10	1,727	0.0	0.0
2019	1,582	115.5	0.0	26.3	0.0	9	1,440	0.0	0.0
2020	231	29.1	0.0	18.6	0.0	21	183	0.0	0.0
2021	54	6.2	0.0	2.2	0.0	15	46	0.0	0.0
Sub	68,272	13,758.0	0.0	448.3	0.0	21	54,066	0.0	0.0
Rem	0	0.0	0.0	0.0	0.0	0	0	0.0	0.0
Total	68,272	13,758.0	0.0	448.3	0.0	21	54,066	0.0	0.0

	Fixed Oper Expense M$	Variable Operating Expense M$	Other Expenses M$	Total Operating Costs M$	Abandon Cost & Salvage M$	Net Operating Income M$	Total Investment M$	NET Cash Flow M$	CUM Cash Flow M$	Disc Cash Flow (10%) M$
2012	894.5	3,881.2	0.0	4,775.8	0.0	19,104	150.0	18,954	18,954	18,064
2013	926.8	1,976.9	0.0	2,903.8	75.7	8,534	0.0	8,534	27,488	7,455
2014	945.4	1,176.2	0.0	2,121.6	0.0	4,509	0.0	4,509	31,997	3,572
2015	951.6	698.5	0.0	1,650.1	0.0	2,196	0.0	2,196	34,193	1,573
2016	960.7	480.1	0.0	1,440.8	60.9	1,190	0.0	1,190	35,383	775
2017	979.9	364.7	0.0	1,344.6	62.1	701	0.0	701	36,085	415
2018	999.5	288.6	0.0	1,288.0	63.3	375	0.0	375	36,460	202
2019	1,004.3	232.1	0.0	1,236.5	64.6	139	0.0	139	36,599	68
2020	51.8	60.9	0.0	112.7	26.4	44	0.0	44	36,643	20
2021	13.8	14.0	0.0	27.7	389.9	-372	0.0	-372	36,272	-150
Sub	7,728.2	9,173.2	0.0	16,901.5	742.9	36,422	150.0	36,272	36,272	31,993
Rem	0.0	0.0	0.0	0.0	68.6	-69	0.0	-69	36,203	-25
Total	7,728.2	9,173.2	0.0	16,901.5	811.5	36,353	150.0	36,203	36,203	31,968

CO. SHARE RESERVES LIFE (years)

Reserves Half Life	1.2
RLI (Principal Product)	2.3
Reserves Life	10.0
RLI (BOE)	2.3

TOTAL RESERVES - SALES

	GROSS	WI	CO SH	NET
Oil (bbl)	864,003	648,002	648,002	516,112
Gas (MMcf)	2,231	1,503	1,503	1,061
Gas (boe)	371,775	250,533	250,533	176,877
*NGL (bbl)	6,465	1,939	1,939	1,280
Cond (bbl)	8,767	4,853	4,853	3,404
Total (boe)	1,251,009	905,327	905,327	697,673

*This NGL Value includes only Ethane, Propane and Butane. Condensate and Field Condensate are included in the Condensate line.

NET PRESENT VALUES BEFORE TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	36,353	150.0	36,203	39.99
5	34,066	143.1	33,923	37.47
10	32,105	136.9	31,968	35.31
12	31,398	134.6	31,263	34.53
15	30,409	131.2	30,278	33.44
20	28,930	126.0	28,804	31.82

CAPITAL (undisc)

		Unrisked	Risked
Cost Of Prod.	$/BOEPD	138.04	138.04
Cost Of Reserves	$/BOE	0.17	0.17
Prob Of Success	%	100.00	100.00
Chance Of	%	100.00	100.00

ECONOMIC INDICATORS

		BTAX		ATAX	
		Unrisked	Risked	Unrisked	Risked
Discount Rate	(%)	10.0	10.0	10.0	10.0
Payout	(Yrs)	0.0	0.0	0.0	0.0
Discounted Payout	(Yrs)	0.0	0.0	0.0	0.0
DCF Rate of Return	(%)	> 200.0	> 200.0	> 200.0	> 200.0
NPV/Undisc Invest		213.1	213.1	188.7	160.1
NPV/Disc Invest		233.5	233.5	206.7	175.4
NPV/DIS Cap Exposure		233.5	233.5	206.7	175.4
NPV/BOEPD	(M$/boepd)	29.4	29.4	26.0	22.1

FIRST 12 MONTHS AVG. PERFORMANCE (undisc)

		WI		Co. Share	
		Unrisked	Risked	Unrisked	Risked
Production	(BOEPD)	1,087	1,087	1,087	1,087
Price	($/BOE)	78.28	78.28	78.28	78.28
Royalties	($/BOE)	18.11	18.11	18.11	18.11
Operating Costs	($/BOE)	12.03	12.03	12.03	12.03
NetBack	($/BOE)	48.13	48.13	48.13	48.13
Recycle Ratio	(ratio)	290.50	290.50	290.50	290.50

Dejour Energy (Alberta) Ltd.
CASH FLOW TAX POOL
AJM Deloitte December 31 2011 Forecast Pricing (CAD)

Selection : Canada

Effective December 31, 2011

Total Proved Plus Probable Additional Reserves

CASH FLOW ATAX

	Income Before Tax Loss M$	Tax Loss Generated M$	Tax Loss Claim M$	Federal Taxable Income M$	Basic Federal Tax M$	Federal M&P Tax Credit M$	Federal Surtax M$	Invest Tax Credit M$	Federal Income Tax M$	Attributed Royalty Income M$	Provincial Taxable Income M$	Basic Provincial Tax M$	Provincial M&P Tax Credit M$	Provincial Income Tax M$	Total Income Tax M$	BTAX Cash Flow M$	ATAX Cash Flow M$	CUM Cash Flow M$	Disc Cash Flow (10%) M$
2012	5,540.4	0.0	0.0	5,540.4	831.1	0.0	0.0	0.0	831.1	0.0	5,540.4	554.0	0.0	554.0	1,385.1	18,954	17,569	17,569	16,748
2013	6,652.1	0.0	0.0	6,652.1	997.8	0.0	0.0	0.0	997.8	0.0	6,652.1	665.2	0.0	665.2	1,663.0	8,534	6,871	24,440	6,019
2014	3,122.7	0.0	0.0	3,122.7	468.4	0.0	0.0	0.0	468.4	0.0	3,122.7	312.3	0.0	312.3	780.7	4,509	3,729	28,168	2,959
2015	1,173.3	0.0	0.0	1,173.3	176.0	0.0	0.0	0.0	176.0	0.0	1,173.3	117.3	0.0	117.3	293.3	2,196	1,903	30,071	1,363
2016	435.1	0.0	0.0	435.1	65.3	0.0	0.0	0.0	65.3	0.0	435.1	43.5	0.0	43.5	108.8	1,190	1,081	31,153	704
2017	143.2	0.0	0.0	143.2	21.5	0.0	0.0	0.0	21.5	0.0	143.2	14.3	0.0	14.3	35.8	701	665	31,818	394
2018	-37.5	37.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	375	375	32,193	202
2019	-166.6	166.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	139	139	32,332	68
2020	-182.2	182.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	44	44	32,376	20
2021	-539.6	539.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-372	-372	32,005	-150
Sub	16,140.8	925.9	0.0	17,066.7	2,560.0	0.0	0.0	0.0	2,560.0	0.0	17,066.7	1,706.7	0.0	1,706.7	4,266.7	36,272	32,005	32,005	28,326
Rem	-559.7	559.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	-69	-69	31,936	-25
Total	15,581.1	1,485.7	0.0	17,066.7	2,560.0	0.0	0.0	0.0	2,560.0	0.0	17,066.7	1,706.7	0.0	1,706.7	4,266.7	36,203	31,936	31,936	28,301

TAXABLE INCOME

	Resource Revenue M$	Resource Royalty M$	Plus Non-Deduct Royalty M$	Resource Allowance M$	Resource Operating Cost M$	Resource CCA M$	Resource Overhead M$	Net Production Royalty M$	Net Resource Royalty Income M$	Net Other Resource Income M$	COGPE M$	CDE M$	CEE M$	Depletion Allowance M$	Resource Taxable Income M$
2012	31,069	7,115.1	0.0	0.0	4,775.8	1,811.5	0.0	0.0	-74.5	0.0	2.9	717.0	11,032.0	0.0	5,540.4
2013	14,788	3,190.0	0.0	0.0	2,979.5	1,377.4	0.0	0.0	-84.4	0.0	2.6	501.9	0.0	0.0	6,652.1
2014	8,375	1,672.2	0.0	0.0	2,121.6	1,033.0	0.0	0.0	-72.3	0.0	2.3	351.3	0.0	0.0	3,122.7
2015	4,690	788.4	0.0	0.0	1,650.1	774.8	0.0	0.0	-55.7	0.0	2.1	245.9	0.0	0.0	1,173.3
2016	3,152	416.3	0.0	0.0	1,501.7	581.1	0.0	0.0	-44.0	0.0	1.9	172.2	0.0	0.0	435.1
2017	2,402	256.2	0.0	0.0	1,406.7	435.8	0.0	0.0	-37.9	0.0	1.7	120.5	0.0	0.0	143.2
2018	1,928	168.9	0.0	0.0	1,351.4	326.9	0.0	0.0	-32.6	0.0	1.5	84.4	0.0	0.0	-37.5
2019	1,582	115.5	0.0	0.0	1,301.1	245.1	0.0	0.0	-26.3	0.0	1.4	59.0	0.0	0.0	-166.6
2020	231	29.1	0.0	0.0	139.1	183.9	0.0	0.0	-18.6	0.0	1.2	41.3	0.0	0.0	-182.2
2021	54	6.2	0.0	0.0	417.6	137.9	0.0	0.0	-2.2	0.0	1.1	28.9	0.0	0.0	-539.6
Sub	68,272	13,758.0	0.0	0.0	17,644.4	6,907.3	0.0	0.0	-448.3	0.0	18.9	2,322.5	11,032.0	0.0	16,140.8
Rem	0	0.0	0.0	0.0	68.6	413.7	0.0	0.0	0.0	0.0	10.0	67.5	0.0	0.0	-559.7
Total	68,272	13,758.0	0.0	0.0	17,713.0	7,321.0	0.0	0.0	-448.3	0.0	28.9	2,390.0	11,032.0	0.0	15,581.1

TAX LOSS POOL

	Net Processing Income M$	Class 41 CCA M$	Processing Overhead M$	M&P Taxable Income M$	Other Business Income M$	Class 1 CCA M$	Class 2 CCA M$	Non Resource Overhead M$	Other Taxable Income M$	Overhead to CEE M$	Overhead to CDE M$	COGPE Pool M$	CDE Pool M$	CEE Pool M$	Depletion Pool M$	Acri Pool M$	Tax Loss Pool M$
2012	0.0	18.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	26.1	1,673.0	0.0	0.0	0.0	0.0
2013	0.0	32.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	23.5	1,171.1	0.0	0.0	0.0	0.0
2014	0.0	24.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	21.1	819.8	0.0	0.0	0.0	0.0
2015	0.0	18.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.0	573.8	0.0	0.0	0.0	0.0
2016	0.0	13.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.1	401.7	0.0	0.0	0.0	0.0
2017	0.0	10.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.4	281.2	0.0	0.0	0.0	0.0
2018	0.0	7.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.9	196.8	0.0	0.0	0.0	37.5
2019	0.0	5.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.5	137.8	0.0	0.0	0.0	204.1
2020	0.0	4.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.2	96.4	0.0	0.0	0.0	386.3
2021	0.0	3.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	925.9
Sub	0.0	140.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.1	67.5	0.0	0.0	0.0	925.9
Rem	0.0	9.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	1,485.7
Total	0.0	150.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	1,485.7

NET PRESENT VALUES AFTER TAX

Discount Rate %	Op Income M$	Investment M$	Cash Flow M$	NPV/BOE $/BOE
0	32,086	150.0	31,936	35.28
5	30,123	143.1	29,980	33.11
10	28,438	136.9	28,301	31.26
12	27,830	134.6	27,696	30.59
15	26,981	131.2	26,850	29.66
20	25,711	126.0	25,585	28.26

CORPORATE OPENING TAX POOLS (M$)

Class 1 Pool	0.00
Class 2 Pool	0.00
Class 6 Pool	0.00
Class 8 Pool	0.00
Class 10 Pool	0.00
Class 12 Pool	0.00
Class 41 Pool	7,171.00
Class 43 Pool	0.00
Declining Balance Pool	0.00
Declining Balance Rate	0.00
Straight Line Decline Pool	0.00
Straight Line Decline	0.00 %
COGPE Pool	29.00
CDE Pool	2,390.00
CEE Pool	11,032.00
Depletion Pool	0.00
ACRI Pool	0.00
Tax Loss Pool	0.00

Evaluation procedure

Definitions and methodology

Effective as of December 2011

Table of Contents

Procedure

AJM Deloitte has prepared estimates of resources and reserves in accordance with the process published in The Canadian Oil and Gas Evaluation Handbook (COGEH), Volume 1, 2nd Edition. The reader is referred to the Handbook for a complete description of the particular process quoted as follows.

Resources or reserves evaluation

A "Resources or Reserves Evaluation" is the process whereby a qualified reserves evaluator estimates the quantities and values of oil and gas resources or reserves by interpreting and assessing all available pertinent data. The value of an oil and gas asset is a function of the ability or potential ability of that asset to generate future net revenue, and it is measured using a set of forward-looking assumptions regarding resources or reserves, production, prices, and costs. Evaluations of oil and gas assets, in particular reserves, include a discounted cash flow analysis of estimated future net revenue.

Reserves audit

A "Reserves Audit" is the process carried out by a qualified reserves auditor that results in a reasonable assurance, in the form of an opinion, that the reserves information has in all material respects been determined and presented according to the principles and definitions adopted by the Society of Petroleum Evaluation Engineers ("SPEE") (Calgary Chapter), and Association of Professional Engineers, Geologists and Geophysicists of Alberta ("APEGGA") and are, therefore free of material misstatement.

The reserves evaluations prepared by the Corporation have been audited, not for the purpose of verifying exactness, but the reserves information, company policies, procedures, and methods used in estimating the reserves will be examined in sufficient detail so that AJM Deloitte can express an opinion as to whether, in the aggregate, the reserves information presented by the Corporation are reasonable.

AJM Deloitte may require its own independent evaluation of the reserves information for a small number of properties, or for a large number of properties as tests for the reasonableness of the Corporation's evaluations. The tests to be applied to the Corporation's evaluations insofar as their methods and controls and the properties selected to be re-evaluated will be determined by AJM Deloitte, in its sole judgment, to arrive at an opinion as to the reasonableness of the Corporation's evaluations.

Reserves review

A "Reserves Review" is the process whereby a reserves auditor conducts a high-level assessment of reserves information to determine if it is plausible. The steps consist primarily of enquiry, analytical procedure, analysis, review of historical reserves performance, and discussion with the Corporation's reserves management staff.

"Plausible" means the reserves data appear to be worthy of belief based on the information obtained by the independent qualified reserves auditor in carrying out the aforementioned steps. Negative assurance can be given by the independent reserves auditor, but an opinion cannot. For example, "Nothing came to my attention that would indicate the reserves information has not been prepared and presented in accordance with principles and definitions adopted by the SPEE (Calgary Chapter), and APEGGA (Practice Standard for the Evaluation of Oil and Gas Reserves for Public Disclosure).

Reviews do not require examination of the detailed document that supports the reserves information, unless this information does not appear to be plausible.

Resource and reserve definitions

The term "resources" encompasses all petroleum quantities that originally existed on or within the earth's crust in naturally occurring accumulations, including Discovered and Undiscovered (recoverable and unrecoverable) plus quantities already produced. Accordingly, total resources is equivalent to Total Petroleum Initially-In-Place ("PIIP").

Total Petroleum Initially-In-Place ("PIIP") is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to "total resources").

Discovered Petroleum Initially-In-Place (equivalent to discovered resources) is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of Discovered Petroleum Initially-In-Place includes Production, Reserves, and Contingent Resources; the remainder is unrecoverable.

Production is the cumulative quantity of petroleum that has been recovered at a given date.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on: the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on development and production status. Refer to the full definitions on Reserves in Section 5.4 of COGEH.

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status. Refer to COGEH and Figure 5-1.

Unrecoverable is that portion of Discovered and Undiscovered PIIP quantities which is estimated, as of a given date, not to be recoverable by future development projects. A portion of these quantities may become recoverable in the future as commercial circumstances change or technological developments occur; the remaining portion may never be recovered due to the physical/chemical constraints represented by subsurface interaction of fluids and reservoir rocks.

Undiscovered Petroleum Initially-In-Place (equivalent to undiscovered resources) is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of Undiscovered Petroleum Initially-In-Place is referred to as Prospective Resources; the remainder as Unrecoverable.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective Resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity. Refer to COGEH and Figure 5-1.

Reserves, Contingent Resources, and Prospective Resources should not be combined without recognition of the significant differences in criteria associated with their classification. For example, the sum of Reserves, Contingent Resources, and Prospective Resources may be referred to as Remaining Recoverable Resources. When resources categories are combined, it is important that each component of the summation also be provided, and it should be made clear whether and how the components in the summation were adjusted for risk.

Uncertainty ranges

The range of uncertainty of estimated recoverable volumes may be represented by either deterministic scenarios or by a probability distribution. Resources should be provided as low, best, and high estimates as follows:

Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P_{90}) that the quantities actually recovered will equal or exceed the low estimate.

Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P_{50}) that the quantities actually recovered will equal or exceed the best estimate.

High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P_{10}) that the quantities actually recovered will equal or exceed the high estimate.

This approach to describing uncertainty may be applied to reserves, contingent resources, and prospective resources. There may be significant risk that subcommercial and undiscovered accumulations will not achieve commercial production. However, it is useful to consider and identify the range of potentially recoverable quantities independently of such risk.

Assessing commerciality

In order to assign recoverable resources of any category, a development plan consisting of one or more projects needs to be defined. In-place quantities for which a feasible project cannot be defined using established technology or technology under development are classified as unrecoverable. In this context "technology under development" refers to technology that has been developed and verified by testing as feasible for future commercial applications to the subject reservoir. In the early stage of exploration or development, project definition will not be of the detail expected in later stages of maturity. In most cases recovery efficiency will be largely based on analogous projects.

Estimates of recoverable quantities are stated in terms of the sales products derived from a development program, assuming commercial development. It must be recognized that reserves, contingent resources, and prospective resources involve different risks associated with achieving commerciality. The likelihood that a project will achieve commerciality is referred to as the "chance of commerciality". The chance of commerciality varies in different categories of recoverable resources as follows:

Reserves: To be classified as reserves, estimated recoverable quantities must be associated with a project(s) that has demonstrated commercial viability. Under the fiscal conditions applied in the estimation of reserves, the chance of commerciality is effectively 100 percent.

Contingent Resources: Not all technically feasible development plans will be commercial. The commercial viability of a development project is dependent on the forecast of fiscal conditions over

the life of the project. For contingent resources the risk component relating to the likelihood that an accumulation will be commercially developed is referred to as the “chance of development”. For contingent resources the chance of commerciality is equal to the chance of development.

Prospective Resources: Not all exploration projects will result in discoveries. The chance that an exploration project will result in the discovery of petroleum is referred to as the “chance of discovery”. Thus, for an undiscovered accumulation the chance of commerciality is the product of two risk components – the chance of discovery and the chance of development.

Economic status

By definition, reserves are commercially (and hence economically) recoverable. A portion of contingent resources may also be associated with projects that are economically viable but have not yet satisfied all requirements of commerciality. Accordingly, it may be a desirable option to subclassify contingent resources by economic status.

Economic Contingent Resources are those contingent resources that are currently economically recoverable.

Sub-Economic Contingent Resources are those contingent resources that are not currently economically recoverable.

Where evaluations are incomplete such that it is premature to identify the economic viability of a project, it is acceptable to note that project economic status is “undetermined” (i.e., “contingent resources – economic status undetermined”).

In examining economic viability, the same fiscal conditions should be applied as in the estimation of reserves, i.e. specified economic conditions, which are generally accepted as being reasonable (refer to COGEH Volume 2, Section 5.8).

Reserve categories

Reserves are classified by AJM Deloitte in accordance with the following definitions published by COGEH and which meet the standards established by National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities and found in Appendix 1 to Companion Policy 51-101 CP, Part 2 Definition of Reserves.

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:

- analysis of drilling, geological, geophysical, and engineering data;
- the use of established technology; and
- specified economic conditions, which are generally accepted as being reasonable and shall be disclosed.

Reserves are classified according to the degree of certainty associated with the estimates:

Proved Reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

Probable Reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Possible Reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and production status

Each of the reserves categories (proved, probable and possible) may be divided into developed and undeveloped categories:

Developed Reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

Developed Producing Reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing, or if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

Developed Non-Producing Reserves are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

Undeveloped Reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of certainty for reported reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest – level sum of individual entity estimates for which reserves estimates are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and
- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Resource and reserve estimation

AJM Deloitte generally assigns reserves to properties via deterministic methods. Probabilistic estimation techniques are typically used where there is a low degree of certainty in the information available and is generally used in resource evaluations. This will be stated within the detailed property reports.


Resource and reserve classification
Total Petroleum Initially-In-Place (PIIP)
Discovered PIIP
Commercial
Sub-commercial
Undiscovered PIIP
Production
Reserves
Proved
Proved Plus Probable
Proved Plus Probable Plus Possible
Contingent Resources
1C
2C
3C
Unrecoverable
Prospective Resources
Low Estimate
Best Estimate
High Estimate
Unrecoverable
Range of uncertainty
Increasing Chance of Commerciality
Image adapted from: SPE-PRMS, 2007

Deterministic

Reserves and resources were estimated either by i) volumetric, ii) decline curve analysis, iii) material balance techniques, or iv) performance predictions.

Volumetric reserves were estimated using the wellbore net pay and an assigned drainage area or, where sufficient data was available, the reservoir volumes calculated from isopach maps. Reservoir rock and fluid data were obtained from available core analysis, well logs, PVT data, gas analysis, government sources, and other published information either on the evaluated pool or from a similar reservoir in the immediate area. In mature (producing) reservoirs decline curve analysis and/or material balance was utilized in all applicable evaluations.

Statistical analysis

Whenever there is the need within an evaluation to assign reserves based on analogy or when volumetric reserves are being assigned, AJM Deloitte utilizes a variety of different tools in support of. When evaluating Western Canadian prospects, typically AJM Deloitte uses petroCUBE™.

The petroCUBE program is a web-based (www.petroCUBE.com) product co-developed by AJM Deloitte and geoLOGIC Systems Inc. petroCUBE provides geostatistical, technical, and financial information for conventional hydrocarbon plays throughout the Western Canadian Sedimentary Basin ("WCSB").

The information provided by petroCUBE is an unbiased independent perspective into the historical performance of the conventional hydrocarbon activity in the WCSB. The statistical information is presented by commodity type (gas, oil) with each commodity further analyzed by geographic area and play type.
Analysis output includes cumulative frequency resource distribution curves, chance of success tables, production performance profiles for each play type and area, unrisked and risked resources, and initial production rates on a per well zone basis, and full cycle economic and play parameters.

Cumulative frequency curves show how the volumes for a play are distributed. These calculations include the average volumes for a play (P_{50}), volumes for the best 10 percent of the wells (P_{10}), the minimum volumes developed by 90 percent of the wells (P_{90}).

Reserves assigned are compared to those volumes noted in the cumulative frequency curves for the corresponding area and play type. Typically an expected or proved plus probable reserve is a P_{50} volume.

Probabilistic

Because of the uncertainty inherent in reservoir parameters, probabilistic analysis, which is based on statistical techniques, provides a formulated approach by which to obtain a reasonable assessment of the petroleum initially in place (PIIP) and/or the recoverable resource. Probabilistic analysis involves generating a range of possible outcomes for each unknown parameter and their associated probability of occurrence. When probabilistic analysis is applied to resource estimation, it provides a range of possible PIIPs or recoverable resources.

In preparing a resource estimate, AJM Deloitte assesses the following volumetric parameters: areal extent, net pay thickness, porosity, hydrocarbon saturation, reservoir temperature, reservoir pressure, gas

compressibility factor, recovery factor, and surface loss. A team of professional engineers and geologists experienced in probabilistic resource evaluation considered each of the parameters individually to estimate the most reasonable range of values. Working from existing data, the team discusses and agrees on the low (P_{90}) and high (P_{10}) values for each parameter. To help test the reasonableness of the proposed range, a minimum (P_{99}) and maximum (P_1) value are also extrapolated from the low and high values. After ranges have been established for each parameter, these independent distributions are used to determine a P_{90}, P_{50}, and P_{10} result which comprise AJM Deloitte's estimated range of PIIP or recoverable resource.

It is important to note that the process used to determine the final P_{10}, P_{90}, and P_{50} results involves multiplying the various volumetric parameters together. This yields results which require adjustments to maintain an appropriate probability of occurrence. For example, when calculating total reservoir volume (Area x Pay), the chance of getting a volume greater than the P_{10} Area x P_{10} Pay is less than 10 percent – the chance of getting the calculated result is only 3.5 percent ($p_{3.5}$). As you multiply additional P_{10} values, the probability of achieving the calculated value becomes less likely. Similarly, multiplying P_{90} parameters together will yield a result that has a probability greater than P_{90}. As such, when multiplying independent distributions together the results must be adjusted via interpolation to determine final P_{90} and P_{10} values.

The results appearing in this report represent interpolated P_{90} and P_{10} values. As defined by COGEH (and the Petroleum Resource Management System "PRMS"), the P_{50} estimate is the "best estimate" for reporting purposes.

Production forecasts

Production forecasts were based on historical trends or by comparison with other wells in the immediate area producing from similar reservoirs. Non-producing gas reserves were forecast to come on-stream within the first two years from the effective date under direct sales pricing and deliverability assumptions, if a tie-in point to an existing gathering system was in close proximity (approximately two miles). If the tie-in point was of a greater distance (and dependent on the reserve volume and risk) the reserves were forecast to come on-stream in years three or four from the effective date. If the reserves were located in a remote location and/or the reserve volume was of higher risk, the reserves were forecast to come on-stream beyond five years from the effective date. These on-stream dates were used when the company could not provide specific on-stream date information.

Land schedule and maps

The evaluated Corporation provided schedules of land ownership which included lessor and lessee royalty burdens. The land data was accepted as factual and no investigation of title by AJM Deloitte was made to verify the records.

Well maps included within this report represent all of the Corporation's interests that were evaluated in the specified area.

Geology

An initial review of each property is undertaken to establish the produced maturity of the reservoir being evaluated. Where extensive production history exists a geologic analysis is not conducted since the remaining hydrocarbons can be determined by productivity analysis.

For properties that are not of a mature production nature a geologic review is conducted. This work consists of:

- developing a regional understanding of the play,
- assessing reservoir parameters from the nearest analogous production,
- analysis of all relevant well data including logs, cores, and tests to measure net formation thickness (pay), porosity, and initial water saturation,
- auditing of client mapping or developing maps to meet AJM Deloitte's need to establish volumetric hydrocarbons-in-place.

Procedures specific to the project are discussed in the body of the report.

Royalties and taxes

General

All royalties and taxes, including the lessor and overriding royalties, are based on government regulations, negotiated leases or farmout agreements, that were in effect as of the evaluation effective date. If regulations change, the net after royalty recoverable reserve volumes may differ materially.

AJM Deloitte utilizes a variety of reserves and valuation products in determining the result sets.

Capital and operating considerations

Operating and capital costs were based on current costs escalated to the date the cost was incurred, and are in current year dollars. The economic runs provide the escalated dollar costs as found in the Pricing Table 1 in the Price and Market Demand section.

Reserves estimated to meet the standards of NI 51-101 for constant prices and costs (optimal), are based on unescalated operating and capital costs.

Capital costs were either provided by the Corporation (and reviewed by AJM Deloitte for reasonableness); or determined by AJM Deloitte taking into account well capability, facility requirement, and distance to markets. Facility expenditures for shut-in gas are forecast to occur prior to the well's first production.

Operating costs were determined from historical data on the property as provided by the evaluated Corporation. If this data was not available or incomplete, the costs were based on AJM Deloitte experience and historical database. Operating costs are defined into three types.

The first type, variable ($/Unit), covers the costs directly associated with the product production. Costs for processing, gathering and compression are based on raw gas volumes. Over the life of the project the costs are inflated in escalated runs to reflect the increase in costs over time. In a constant dollar review the costs remain flat over the project life.

The second type, fixed plant or battery ($/year), is again a fixed component over the project life and reflects any gas plant or battery operating costs allocated back to the evaluated group. The plant or battery can also be run as a separate group and subsequently consolidated at the property level.

The third type takes the remaining costs that are not associated with the first two and assigns them to the well based on a fixed and variable component. A split of 65 percent fixed and 35 percent variable assumes efficiencies of operation over time, i.e.: the well operator can reduce the number of monthly visits as the well matures, workovers may be delayed, well maintenance can also be reduced. The basic assumption is that the field operator will continue to find efficiencies to reduce the costs over time to maintain the overall $/Boe cost. Thus as the production drops over time the 35 percent variable cost will account for these efficiencies. If production is flat all the costs will also remain flat. Both the fixed and variable costs in this type are inflated in the escalated case and held constant in the constant dollar review. These costs also include property taxes, lease rentals, government fees, and administrative overhead.

In reserve evaluations conducted for purposes of NI 51-101, or, if an economic analysis was prepared for a resource evaluation, well abandonment and reclamation costs have been included and these costs were either provided by the Corporation (and reviewed by AJM Deloitte for reasonableness) or based on area averages (only the base abandonment costs were utilized and no consideration for groundwater protection, vent flow repair costs, or gas migration costs were considered). If there were multiple events to abandon the costs were increased by a 25 percent factor. Site reclamation costs were based on information provided by the Corporation or based on area averages. For undeveloped reserve estimates for undrilled locations, both abandonment and site reclamation costs are also included for the purpose of determining whether reserves should be attributed to that property in the first year in which the reserves are considered for attribution to the property.

Price and market demand forecasts
Base case forecast effective December 31, 2011

The attached price and market forecasts have been prepared by AJM Deloitte, based on information available from numerous government agencies, industry publications, oil refineries, natural gas marketers, and industry trends.

The prices are AJM Deloitte's best estimate of how the future will look, based on the many uncertainties that exist in both the domestic Canadian and international petroleum industries. Inflation forecasts and exchange rates, an integral part of the forecast, have also been considered.

In preparing the price forecast AJM Deloitte considers the current monthly trends, the actual and trends for the year to date, and the prior year actual in determining the forecast. The base forecast for both oil and gas is based on NYMEX futures in US dollars.

The crude oil and natural gas forecasts are based on yearly variable factors weighted to higher percent in current data and reflecting a higher percent to the prior year historical. These forecasts are AJM Deloitte's interpretation of current available information and while they are considered reasonable, changing market conditions or additional information may require alteration from the indicated effective date.

AJM Deloitte
Canadian Domestic Price Forecast
Base Case Forecast Effective December 31, 2011

					Crude Oil Pricing							Natural Gas Liquids Pricing (Edmonton Par Prices)				Natural Gas Pricing									Sulphur
		Price Inflation Rate	Cost Inflation Rate	CAD to USD Exchange Rate	WTI at Cushing Oklahoma US$/bbl Real	WTI at Cushing Oklahoma US$/bbl Current	Edmonton City Gate C$/bbl Real	Edmonton City Gate C$/bbl Current	Med. Oil 29 Deg. API Cromer, Sk. C$/bbl Current	Bow River 25 Deg. API Hardisty C$/bbl Current	Heavy Oil 12 Deg. API Hardisty C$/bbl Current	Ethane C$/bbl Current	Propane C$/bbl Current	Butane C$/bbl Current	Pentanes + Condensate C$/bbl Current	Alberta Reference Average Price C$/mcf Current	Alberta AECO Average Price C$/mcf Real	Alberta AECO Average Price C$/mcf Current	Alberta System Plant Gate Sales C$/mcf Current	Alberta Direct Plant Gate Sales C$/mcf Current	B.C. Direct Stn. 2 Sales C$/mcf Current	Sask. Direct Plant Gate Sales C$/mcf Current	NYMEX US$/Mcf Real	NYMEX US$/Mcf Current	Alberta Plant Gate C$/lt Current
H	1997	1.6%	1.6%	0.722	$26.56	$20.60	$36.08	$27.98	$23.71	$21.26	$14.35	n/a	$19.41	$19.02	$30.85	$1.87	$2.21	$1.71	$1.78	$1.69	$1.98	$1.74	$3.34	$2.59	$11.50
i	1998	0.7%	0.7%	0.675	$18.25	$14.38	$25.49	$20.08	$16.94	$14.63	$9.43	n/a	$11.97	$12.92	$22.35	$1.94	$2.63	$2.07	$1.90	$1.95	$2.00	$2.13	$2.68	$2.11	($6.51)
s	1999	1.8%	1.8%	0.648	$24.32	$19.29	$34.54	$27.41	$21.72	$20.29	$17.62	$8.09	$13.21	$14.39	$20.94	$2.48	$3.47	$2.75	$2.22	$2.50	$2.64	$2.61	$2.64	$2.10	$6.93
t	2000	2.6%	2.6%	0.674	$37.41	$30.22	$54.89	$44.33	$39.89	$34.46	$28.57	$14.10	$32.59	$36.51	$46.30	$4.51	$6.96	$5.62	$4.84	$5.47	$4.73	$5.05	$5.35	$4.32	$13.59
o	2001	2.5%	2.5%	0.646	$31.19	$25.87	$47.22	$39.17	$31.54	$25.12	$18.07	$17.20	$30.62	$30.49	$43.03	$5.39	$6.54	$5.42	$5.42	$5.26	$6.34	$6.10	$4.74	$3.93	($14.50)
r	2002	2.3%	2.3%	0.637	$30.68	$26.11	$47.39	$40.33	$35.52	$31.89	$27.63	$11.21	$20.92	$27.78	$41.22	$3.88	$4.92	$4.19	$3.85	$4.03	$4.09	$4.08	$3.94	$3.36	$12.74
i	2003	2.8%	2.8%	0.716	$35.62	$31.01	$49.97	$43.51	$37.47	$32.96	$27.35	$18.43	$32.31	$36.03	$45.18	$6.12	$7.67	$6.68	$6.11	$6.51	$6.42	$6.67	$6.29	$5.48	$40.99
c	2004	1.8%	1.8%	0.770	$46.28	$41.45	$59.13	$52.96	$45.76	$38.01	$30.44	$19.04	$35.20	$44.07	$55.49	$6.31	$7.32	$6.55	$6.32	$6.38	$6.52	$6.84	$6.98	$6.25	$40.82
a	2005	2.2%	2.2%	0.826	$62.05	$56.61	$75.99	$69.33	$57.39	$45.68	$33.77	$23.80	$43.23	$51.91	$74.67	$8.31	$9.63	$8.78	$8.56	$8.61	$8.22	$8.51	$9.77	$8.91	$40.99
l	2006	2.0%	2.0%	0.882	$70.78	$66.06	$78.58	$73.34	$62.42	$52.04	$39.68	$19.81	$44.11	$58.16	$78.19	$6.56	$7.01	$6.54	$6.63	$6.35	$6.57	$7.11	$7.23	$6.75	$19.51
	2007	2.1%	2.1%	0.935	$76.00	$72.38	$80.94	$77.09	$65.18	$53.86	$39.75	$18.41	$49.77	$59.40	$81.67	$6.20	$6.76	$6.44	$6.31	$6.22	$6.40	$6.54	$7.32	$6.97	$38.32
	2008	2.4%	2.4%	0.943	$102.32	$99.58	$105.66	$102.83	$93.26	$83.97	$73.17	$22.61	$56.94	$83.56	$109.80	$7.88	$8.38	$8.15	$8.13	$7.92	$8.21	$8.19	$9.12	$8.88	$304.51
	2009	0.3%	0.3%	0.880	$61.98	$61.78	$66.41	$66.21	$62.77	$59.90	$54.49	$11.60	$34.56	$56.29	$69.59	$3.84	$3.97	$3.96	$3.94	$3.74	$4.16	$4.14	$3.92	$3.90	($4.97)
	2010	1.8%	1.8%	0.971	$79.42	$79.42	$77.79	$77.79	$73.48	$68.16	$60.59	$11.52	$45.60	$69.02	$84.68	$3.76	$4.00	$4.00	$4.07	$3.76	$4.00	$3.90	$4.38	$4.38	$57.81
2																									
0	12 Mths H	2.8%	2.8%	1.013	$94.99	$94.99	$95.77	$95.77	$88.29	$78.60	$69.75	$10.46	$53.34	$83.62	$104.70	$3.48	$3.65	$3.65	$3.83	$3.46	$3.37	$3.38	$4.00	$4.00	$80.69
1	0 Mths F	0.0%	0.0%	0.000	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
1	Avg.	n/a	n/a	1.013	$94.99	$94.99	$95.77	$95.77	$88.29	$78.60	$69.75	$10.46	$53.34	$83.62	$104.70	$3.48	$3.65	$3.65	$3.83	$3.46	$3.37	$3.38	$4.00	$4.00	$80.69
F	2012	0.0%	0.0%	1.000	$100.00	$100.00	$98.00	$98.00	$91.00	$81.20	$76.40	$9.60	$53.90	$83.30	$102.90	$3.25	$3.50	$3.50	$3.20	$3.30	$3.20	$3.45	$3.80	$3.80	$80.00
o	2013	2.0%	2.0%	1.000	$100.00	$102.00	$98.00	$100.00	$92.30	$81.10	$75.70	$11.40	$55.00	$85.00	$105.00	$3.85	$4.00	$4.10	$3.80	$3.90	$3.80	$4.05	$4.40	$4.50	$81.60
r	2014	2.0%	2.0%	1.000	$100.00	$104.05	$98.00	$102.00	$93.00	$80.00	$74.00	$13.20	$56.10	$86.70	$107.10	$4.45	$4.50	$4.70	$4.40	$4.50	$4.40	$4.65	$4.80	$5.00	$83.25
e	2015	2.0%	2.0%	1.000	$100.00	$106.10	$98.00	$104.00	$94.25	$82.00	$76.00	$14.55	$57.20	$88.40	$109.20	$4.90	$4.85	$5.15	$4.85	$4.95	$4.85	$5.10	$5.15	$5.45	$84.90
c	2016	2.0%	2.0%	1.000	$100.00	$108.25	$98.00	$106.10	$95.60	$84.10	$78.10	$15.75	$58.35	$90.20	$111.40	$5.30	$5.15	$5.55	$5.25	$5.35	$5.25	$5.50	$5.45	$5.90	$86.60
a	2017	2.0%	2.0%	1.000	$100.00	$110.40	$98.00	$108.20	$96.95	$86.20	$80.20	$17.10	$59.50	$91.95	$113.60	$5.75	$5.45	$6.00	$5.70	$5.80	$5.70	$5.95	$5.75	$6.35	$88.35
s	2018	2.0%	2.0%	1.000	$100.00	$112.60	$98.00	$110.35	$98.35	$88.35	$82.35	$18.30	$60.70	$93.80	$115.85	$6.15	$5.70	$6.40	$6.10	$6.20	$6.10	$6.35	$6.00	$6.75	$90.10
t	2019	2.0%	2.0%	1.000	$100.00	$114.85	$98.00	$112.55	$99.05	$90.55	$84.55	$19.80	$61.90	$95.65	$118.20	$6.65	$6.00	$6.90	$6.60	$6.70	$6.60	$6.85	$6.35	$7.30	$91.90
	2020	2.0%	2.0%	1.000	$100.00	$117.15	$98.00	$114.80	$99.80	$92.80	$86.80	$21.30	$63.15	$97.60	$120.55	$7.15	$6.30	$7.40	$7.10	$7.20	$7.10	$7.35	$6.60	$7.75	$93.75
	2021	2.0%	2.0%	1.000	$100.00	$119.50	$98.00	$117.10	$102.10	$95.10	$89.10	$22.35	$64.40	$99.55	$122.95	$7.50	$6.50	$7.75	$7.45	$7.55	$7.45	$7.70	$6.85	$8.20	$95.65
	2022	2.0%	2.0%	1.000	$100.00	$121.90	$98.00	$119.45	$104.45	$97.45	$91.45	$22.80	$65.70	$101.55	$125.40	$7.65	$6.50	$7.90	$7.60	$7.70	$7.60	$7.85	$7.00	$8.55	$97.55
	2023	2.0%	2.0%	1.000	$100.00	$124.35	$98.00	$121.85	$106.85	$99.85	$93.85	$23.40	$67.00	$103.55	$127.95	$7.85	$6.50	$8.10	$7.80	$7.90	$7.80	$8.05	$7.00	$8.70	$99.50
	2024	2.0%	2.0%	1.000	$100.00	$126.80	$98.00	$124.30	$109.30	$102.30	$96.30	$23.85	$68.35	$105.65	$130.50	$8.00	$6.50	$8.25	$7.95	$8.05	$7.95	$8.20	$7.00	$8.90	$101.50
	2025	2.0%	2.0%	1.000	$100.00	$129.35	$98.00	$126.75	$111.75	$104.75	$98.75	$24.30	$69.70	$107.75	$133.10	$8.15	$6.50	$8.40	$8.10	$8.20	$8.10	$8.35	$7.00	$9.05	$103.55
	2026	2.0%	2.0%	1.000	$100.00	$131.95	$98.00	$129.30	$114.30	$107.30	$101.30	$24.90	$71.10	$109.90	$135.75	$8.35	$6.50	$8.60	$8.30	$8.40	$8.30	$8.55	$7.00	$9.25	$105.60
	2027	2.0%	2.0%	1.000	$100.00	$134.60	$98.00	$131.90	$116.90	$109.90	$103.90	$25.35	$72.55	$112.10	$138.50	$8.50	$6.50	$8.75	$8.45	$8.55	$8.45	$8.70	$7.00	$9.40	$107.70
	2028	2.0%	2.0%	1.000	$100.00	$137.30	$98.00	$134.55	$119.55	$112.55	$106.55	$25.80	$74.00	$114.35	$141.30	$8.65	$6.50	$8.90	$8.60	$8.70	$8.60	$8.85	$7.00	$9.60	$109.85
	2029	2.0%	2.0%	1.000	$100.00	$140.00	$98.00	$137.20	$122.20	$115.20	$109.20	$26.40	$75.45	$116.60	$144.05	$8.85	$6.50	$9.10	$8.80	$8.90	$8.80	$9.05	$7.00	$9.80	$112.05
	2030	2.0%	2.0%	1.000	$100.00	$142.80	$98.00	$139.95	$124.95	$117.95	$111.95	$27.00	$76.95	$118.95	$146.95	$9.05	$6.50	$9.30	$9.00	$9.10	$9.00	$9.25	$7.00	$10.00	$114.30
	2031	2.0%	2.0%	1.000	$100.00	$145.70	$98.00	$142.75	$127.75	$120.75	$114.75	$27.45	$78.50	$121.35	$149.90	$9.20	$6.50	$9.45	$9.15	$9.25	$9.15	$9.40	$7.00	$10.20	$116.60
	2029+	2.0%	2.0%	1.000	0.0%	2.0%	0.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	0.0%	2.0%	2.0%	2.0%	2.0%	2.0%	0.0%	2.0%	2.0%

Notes:
- All prices are in Canadian dollars except WTI and NYMEX gas which are in U.S. dollars.
- Edmonton city gate prices based on light sweet crude posted at major Canadian refineries. (40 Deg. API < 0.5% Sulphur)
- Natural Gas Liquid prices are forecasted at Edmonton therefore an additional transportation cost must be included to plant gate sales point.
- 1 Mcf is equivalent to 1 mmbtu.
- System gas prices includes TCGSL, Progas, Pan Alberta and Alliance.
- Real dollars listed include future growth in prices with no escalation considered.
- Alberta gas prices, except AECO, include an Average cost of service to the plant gate.

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Reserve estimation and economic evaluation

Detailed properties

Effective date: December 31, 2011

Property index

Alberta

1. Saddle Hills, British Columbia

British Columbia

2. Drake/Woodrush British Columbia